                                            This filing is made pursuant
                                            to Rule 424(b)(2) under
                                            the Securities Act of
                                            1933 in connection with
                                            Registration No. 333-65837


PROSPECTUS SUPPLEMENT


(TO PROSPECTUS DATED DECEMBER 22, 1999)


                                7,000,000 SHARES


                                      LOGO
                                  COMMON STOCK
                             ----------------------


       Fidelity National Financial, Inc. is selling all of the shares. The shares trade on the New York Stock Exchange under the symbol "FNF." On January 24, 2001, the last sale price of our common stock as reported on the New York Stock Exchange was $34 per share.


       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------


                                                                PER SHARE       TOTAL
                                                                ---------       -----
Public offering price.......................................     $33.50      $234,500,000
Underwriting discount.......................................      $1.60       $11,200,000
Proceeds, before expenses, to Fidelity......................     $31.90      $223,300,000



       The underwriters may also purchase up to an additional 1,050,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


       The shares will be ready for delivery on or about January 30, 2001.

                             ----------------------

MERRILL LYNCH & CO.
              BEAR, STEARNS & CO. INC.
                              LEHMAN BROTHERS
                                           U.S. BANCORP PIPER JAFFRAY
                             ----------------------


          The date of this prospectus supplement is January 24, 2001.

                              [INSIDE FRONT COVER]

                       FIDELITY NATIONAL FINANCIAL, INC.
                            MARKET POSITION BY STATE

                            FNF Map of United States

States in which the combined Fidelity National Title and Chicago Title brands
rank . . .              [ ] #1       [ ] #2       [ ] #3
       Source: CDS Performance of Title Insurance Companies 2000 Edition

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Statement Regarding Forward-Looking Statements..............   S-4
Summary.....................................................   S-5
Risk Factors................................................  S-10
Use of Proceeds.............................................  S-13
Dividend Policy.............................................  S-13
Capitalization..............................................  S-14
Price Range of Common Stock.................................  S-15
Selected Consolidated Financial Data for Fidelity...........  S-16
Selected Consolidated Financial Data for Chicago Title......  S-18
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................  S-20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-24
Business....................................................  S-34
Share Ownership of Directors and Management.................  S-47
Underwriting................................................  S-48
Legal Matters...............................................  S-50
Experts.....................................................  S-50
                            PROSPECTUS
About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward Looking Information.................................     3
Fidelity National Financial, Inc. ..........................     4
Use of Proceeds.............................................     5
Ratios of Earnings to Fixed Charges.........................     5
Certain Financial Information...............................     6
Description of Debt Securities..............................     7
Description of Preferred Stock..............................    14
Description of Depositary Shares............................    20
Description of Common Stock.................................    24
Plan of Distribution........................................    28
Legal Opinions..............................................    29
Experts.....................................................    29

                             ----------------------

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement and on the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

       You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the shares. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

       Important factors that may affect these projections or expectations include, but are not limited to:

       - general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets;

       - changes in the performance of the real estate markets;

       - the impact of competitive products and pricing;

       - success of operating initiatives;

       - our ability to integrate the business operations we acquired in our merger with Chicago Title Corporation and our ability to implement cost-saving synergies associated with that acquisition;

       - availability of qualified personnel;

       - employee benefits costs; and

       - changes in, or the failure to comply with, government regulations and other risks detailed in our filings with the Securities and Exchange Commission.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "estimate," "objective," "projection," "forecast," "goal," or similar words are intended to identify forward-looking statements.

                                    SUMMARY

       In this prospectus supplement and the accompanying prospectus, the "Company," "Fidelity," "we," "our," and "us" refer to Fidelity National Financial, Inc., a Delaware corporation, including, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

                       FIDELITY NATIONAL FINANCIAL, INC.

       We are the largest title insurance and diversified real estate related services company in the United States. Our title insurance underwriters -- Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issued approximately 30 percent of all title insurance policies issued nationally during 1999. We provide title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico.

       In addition, we provide a broad array of escrow and other title related services, as well as real estate related services, including:

       - collection and trust activities

       - trustee's sales guarantees

       - recordings

       - reconveyances

       - property appraisal services

       - credit reporting

       - exchange intermediary services in connection with real estate transactions

       - real estate tax services

       - home warranty insurance

       - foreclosure posting and publishing services

       - loan portfolio services

       - flood certification

       - field services

MARKET FOR TITLE INSURANCE

       The market for title insurance in the United States is large and growing. According to Corporate Development Services, Inc., total revenues for the entire U.S. title insurance industry grew from $6 billion in 1997 to $8.7 billion in 1999, which represented a compound annual growth rate of 20%. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross national product, inflation, interest rates and sales of new and existing homes as well as the refinancing of previously issued mortgages.

       The U.S. title insurance industry is concentrated among a handful of industry participants. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 1999. Over 40 independent title insurance companies accounted for the remaining 11% of net premiums collected in 1999. Over the last few years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by our acquisition of Chicago Title Corporation in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

STRATEGY

       Our strategy is to maximize operating profits by increasing our market share in the title insurance business and by aggressively and effectively managing our operating expenses throughout the real estate business cycle. In addition, we plan to broaden our market penetration by focusing on our real estate related services. The key elements of our strategy include:

       - maintaining and strengthening our title insurance revenue base by operating each of our five title brands independently;

       - consistently delivering high quality products with superior customer service;

       - growing the profitability of the operations we acquired in the Chicago Title merger by continuing to implement our disciplined operating philosophy;

       - preparing for the beta launch of our Next Generation System, developed by Micro General Corporation (Nasdaq:MGEN), our majority owned subsidiary, which we anticipate will enhance efficiencies and simplify the title insurance research process; and

       - expanding the scope and breadth of the real estate related products and services we offer, including the development of a national real estate information database which we believe will lead to more efficient use of information resources and allow us to market customized products directly to real estate brokers and their customers, thus increasing the penetration of our products and services throughout the real estate industry.

RECENT DEVELOPMENTS

       On March 20, 2000, we merged with Chicago Title Corporation. Prior to the merger, Chicago Title was one of the nation's largest providers of title insurance and real estate related services for residential and commercial real estate transactions. For the year ended December 31, 1999, Chicago Title had revenues of $2 billion and net earnings of $105.8 million. As of December 31, 1999, Chicago Title had total assets of $1.9 billion. At the time of the merger, Chicago Title had more than 340 full service offices and approximately 4,100 policy-issuing agents in 49 states, Puerto Rico, the U.S. Virgin Islands, Guam and Canada, which are now part of our operations. Unless otherwise indicated, financial information included in this prospectus summary includes the results of operations of Chicago Title for the period from March 20, 2000, the merger date, through September 30, 2000.

       On January 3, 2001, we acquired International Data Management Corporation, or "IDM," a leading provider of real estate information services. IDM's real estate information databases contain over 100 million real property ownership and sales records from the continental United States. The databases are updated daily to reflect new sales, mortgage information and other changes in real property ownership. Our acquisition of IDM contributes to our strategy of expanding the scope and breadth of the real estate related products and services we offer. IDM's results of operations are not included in the financial statements contained in this prospectus supplement.

                                  THE OFFERING


Common stock offered by
Fidelity......................   7,000,000 shares



Shares outstanding after the
offering......................   76,950,003 shares



Use of proceeds...............   Our net proceeds from this offering without
                                 exercise of the over-allotment option will be approximately $222.7 million. We intend to use these net proceeds to repay indebtedness under our existing $800 million syndicated credit agreement.


Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE symbol...................   FNF


       The number of shares outstanding after the offering is based on the number of shares of our common stock outstanding as of January 10, 2001. Unless we indicate otherwise, all information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised, and excludes shares reserved for issuance upon the exercise of options granted or available under our stock option plans. If the over-allotment option is exercised in full, we will issue and sell an additional 1,050,000 shares.

               SELECTED CONSOLIDATED FINANCIAL DATA FOR FIDELITY


       The selected consolidated financial data for Fidelity as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 is derived, before certain reclassifications, from the consolidated financial statements audited by KPMG LLP, independent auditors. These financial statements and the report thereon are incorporated by reference into the prospectus accompanying this prospectus supplement. The selected consolidated financial data as of December 31, 1997 is derived from our audited consolidated financial statements not included or incorporated by reference herein. The selected consolidated financial data for Fidelity as of and for the nine months ended September 30, 2000 and 1999 has been derived from our unaudited consolidated financial statements incorporated by reference into the prospectus accompanying this prospectus supplement. In the opinion of management, the incorporated unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) to present fairly our consolidated financial position at September 30, 2000 and our results of operations and cash flows for the nine months ended September 30, 2000 and 1999. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. Certain reclassifications have been made to the 1999, 1998 and 1997 amounts to conform with the 2000 presentation.


                                                                                AS OF AND FOR THE
                                                AS OF AND FOR THE               NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                        ----------------------------------   -----------------------
                                           1999         1998        1997        2000         1999
                                          (1)(3)       (1)(3)      (1)(2)    (1)(3)(4)      (1)(3)
                                        ----------   ----------   --------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
OPERATING DATA:

  Revenue:
     Title insurance premiums.........  $  939,452   $  910,278   $616,074   $1,357,109   $  726,869
     Escrow and other title related
       fees...........................     206,570      215,254    152,464      325,337      157,343
     Real estate related services.....      67,844       69,970     38,129      116,256       56,455
     Interest and investment income,
       including realized gains and
       losses.........................      28,395       39,587     35,806       61,963       19,747
     Other income.....................     109,943       53,376     20,586       64,737       83,516
                                        ----------   ----------   --------   ----------   ----------
                                         1,352,204    1,288,465    863,059    1,925,402    1,043,930
  Expenses:
     Personnel costs..................     407,078      394,284    273,221      600,371      311,137
     Other operating expenses.........     328,646      253,951    188,207      447,865      244,391
     Agent commissions................     423,675      385,649    261,182      613,085      325,235
     Provision for claim losses.......      52,713       59,294     41,558       67,855       45,194
     Interest expense.................      15,626       17,024     12,269       41,512       10,047
                                        ----------   ----------   --------   ----------   ----------
                                         1,227,738    1,110,202    776,437    1,770,688      936,004
                                        ----------   ----------   --------   ----------   ----------
  Earnings before amortization of cost
     in excess of net assets acquired,
     income taxes and extraordinary
     item.............................     124,466      178,263     86,622      154,714      107,926
  Amortization of cost in excess of
     net assets acquired..............       6,638        3,129      1,019       24,142        3,968
                                        ----------   ----------   --------   ----------   ----------
  Earnings before income taxes and
     extraordinary item...............     117,828      175,134     85,603      130,572      103,958
  Income tax expense..................      46,975       69,442     36,595       59,762       41,843
                                        ----------   ----------   --------   ----------   ----------
  Earnings before extraordinary
     item.............................      70,853      105,692     49,008       70,810       62,115
  Extraordinary item, net of income
     taxes............................          --           --     (1,700)          --           --
                                        ----------   ----------   --------   ----------   ----------
     Net earnings (basic net
       earnings)......................  $   70,853   $  105,692   $ 47,308   $   70,810   $   62,115
                                        ==========   ==========   ========   ==========   ==========
     Diluted net earnings.............  $   71,116   $  108,155   $ 50,450   $   70,810   $   62,378
                                        ==========   ==========   ========   ==========   ==========

                                                                      (Footnotes
on following page)

                                                                                AS OF AND FOR THE
                                                AS OF AND FOR THE               NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                        ----------------------------------   -----------------------
                                           1999         1998        1997        2000         1999
                                          (1)(3)       (1)(3)      (1)(2)    (1)(3)(4)      (1)(3)
                                        ----------   ----------   --------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
PER SHARE DATA:
  Basic earnings per share............  $     2.38   $     3.79   $   2.03   $     1.27   $     2.05
  Diluted earnings per share..........  $     2.27   $     3.23   $   1.70   $     1.23   $     1.95
  Dividends declared per share........  $      .31   $      .26   $    .24   $      .30   $      .21
BALANCE SHEET DATA:
  Investments(5)......................  $  506,916   $  519,332   $376,285   $1,608,334   $  490,653
  Cash and cash equivalents(6)........      38,569       42,492     54,975      372,536       46,209
  Total assets........................   1,042,546      969,470    747,695    3,818,023    1,000,050
  Notes payable.......................     226,359      214,624    163,015      787,075      190,295
  Reserve for claim losses............     239,962      224,534    201,674      908,440      239,254
  Minority interests..................       4,613        1,532      3,614        4,668          803
  Stockholders' equity................     432,494      396,740    274,050    1,028,126      446,200
OTHER DATA:
  Orders opened by direct
     operations.......................     743,000      987,000    621,000      970,200      592,600
  Orders closed by direct
     operations.......................     551,000      670,000    436,000      682,600      438,800
  Provision for claim losses to title
     insurance premiums...............         5.6%         6.5%       6.7%         5.0%         6.2%
  Title related revenue(7):
     Percentage direct operations.....        53.6%        56.9%      57.1%        53.3%        53.9%
     Percentage agency operations.....        46.4%        43.1%      42.9%        46.7%        46.1%
  Diluted earnings per share before
     amortization of cost in excess of
     net assets acquired and
     non-recurring charges............  $     2.48   $     3.32   $   1.74   $     1.87   $     2.06

------------
(1) During 1997 we acquired certain real estate related service companies in various transactions. The selected consolidated financial data above includes the balance sheet accounts of the acquired companies as of December 31 of the year acquired and all subsequent years presented; and the results of their operations for the periods from the date of acquisition through December 31 of the acquisition year and for the years ended December 31 for all subsequent years presented.

(2) During 1997, we recognized an extraordinary loss of $1.7 million, net of income taxes of $1.2 million, related to the early retirement of $45 million maturity value of our Liquid Yield Option Notes. See Note G of Notes to Consolidated Financial Statements incorporated by reference into the prospectus accompanying this prospectus supplement.

(3) We completed the merger of our wholly owned subsidiary, ACS Systems, Inc., with and into Micro General on May 14, 1998. This transaction was accounted for as a reverse merger of Micro General into ACS, with Micro General as the surviving legal entity. The selected consolidated financial data above includes the balance sheet accounts of Micro General at December 31, 1999 and 1998 and September 30, 2000 and 1999 and the results of its operations for the year ended December 31, 1999 and for the period from May 14, 1998 through December 31, 1998 and for the nine-month periods ended September 30, 2000 and 1999. As of September 30, 2000, we owned 66.2% of Micro General. See Note B of Notes to Consolidated Financial Statements incorporated by reference into the prospectus accompanying this prospectus supplement.

(4) Our financial results for the nine-months ended September 30, 2000 reflect our acquisition of Chicago Title on March 20, 2000.

(5) Investments as of September 30, 2000, include securities pledged to secure trust deposits of $414.9 million.

(6) Cash and cash equivalents as of September 30, 2000 includes cash pledged to secure trust deposits of $251.1 million.

(7) Includes title insurance premiums and escrow and other title related fees.

                                  RISK FACTORS

       You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock. The risk factors listed in this section and other factors noted herein or incorporated by reference could cause our actual results to differ materially from those contained in any forward-looking statements. Risk factors include, but are not limited to:

OUR REVENUES MAY DECLINE DURING PERIODS WHEN THE DEMAND FOR OUR PRODUCTS DECREASES.

       In the title insurance industry, revenues are directly affected by the level of real estate activity and the average price of real estate sales on both a national and local basis. Real estate sales are directly affected by changes in the cost of financing purchases of real estate -- i.e., mortgage interest rates. Other macroeconomic factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in late 1995 and into 1998, the level of real estate activity increased, including refinancing transactions, new home sales and resales, due in part to decreases in mortgage interest rates. Stable mortgage interest rates and strength in the real estate market, especially in California and throughout the West Coast, contributed to very positive conditions for the title insurance industry throughout 1997 and 1998. However, during 1999, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market to a more traditional market driven by new home purchases and resales. While strong consumer confidence in the overall economy resulted in record home sales in 1999, partially offsetting the effect of increases in mortgage interest rates, the favorable industry conditions that existed in 1998 represented an unusual mixture of macroeconomic factors that may not occur again in the foreseeable future.

       Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.

       Our revenues in future periods will continue to be subject to these and other factors which are beyond our control and, as a result, are likely to fluctuate.

AS A HOLDING COMPANY, WE DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES, AND IF DISTRIBUTIONS FROM OUR SUBSIDIARIES ARE MATERIALLY IMPAIRED, OUR ABILITY TO DECLARE AND PAY DIVIDENDS MAY BE ADVERSELY AFFECTED.

       We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds to us, we may not be able to declare and pay dividends to you.

       Our title insurance and home warranty subsidiaries must comply with state and federal laws which require them to maintain minimum amounts of working capital surplus and reserves, and place restrictions on the amount of dividends that they can distribute to us. As of September 30, 2000, approximately 91% of our year-to-date revenues was derived from subsidiaries engaged in these regulated businesses. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. As of September 30, 2000, our title insurance subsidiaries could pay dividends or make other distributions to us of $44.1 million.

WE ARE CONTINUING OUR EFFORTS TO INTEGRATE THE OPERATIONS OF CHICAGO TITLE, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

       We acquired Chicago Title through a merger on March 20, 2000. An acquisition of this size involves a number of risks that could adversely affect our operations, including the diversion of management's attention and the integration of the operations and personnel of Chicago Title. The two companies have previously separate operations and dissimilar and possibly incompatible systems which we may have to integrate or replace. The integration of Chicago Title operations is ongoing, and unforeseen merger related costs may arise. Also, we may not realize the level of expense savings over the long run that we expect from the merger.

OUR ENTERING INTO NEW BUSINESS LINES SUBJECTS US TO ASSOCIATED RISKS, SUCH AS THE DIVERSION OF MANAGEMENT ATTENTION, DIFFICULTY INTEGRATING OPERATIONS AND LACK OF EXPERIENCE IN OPERATING SUCH BUSINESSES.

       We have acquired, and may in the future acquire, businesses in industries with which management is less familiar than we are with the title insurance industry. For example, in February 1998, we acquired FNF Capital, Inc., whose primary business is financing equipment leases. Also, in the last three years, we have expanded the range and amount of real estate related services we provide, began underwriting home warranty policies, invested in restaurant businesses, expanded our commercial title insurance business and considered acquiring underwriters of other lines of insurance products. These activities involve risks that could adversely affect our operating results, such as diversion of management's attention, integration of the operations, systems and personnel of the new businesses and lack of substantial experience in operating such businesses.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

       We have historically achieved growth through a combination of developing new products, increasing our market share for existing products, and acquisitions. Part of our strategy is to pursue opportunities to diversify and expand our operations by acquiring or making investments in other companies. The success of each acquisition will depend upon:

       - our ability to integrate the acquired business' operations, products and personnel;

       - our ability to retain key personnel of the acquired businesses; and

       - our ability to expand our financial and management controls and reporting systems and procedures.

OUR SUBSIDIARIES THAT ENGAGE IN INSURANCE RELATED BUSINESSES MUST COMPLY WITH ADDITIONAL REGULATIONS. THESE REGULATIONS MAY IMPEDE, OR IMPOSE BURDENSOME CONDITIONS ON, OUR RATE INCREASES OR OTHER ACTIONS THAT WE MIGHT WANT TO TAKE TO INCREASE THE REVENUES OF OUR SUBSIDIARIES.

       Our title insurance business is subject to extensive regulation by state insurance authorities in each state in which we operate. These agencies have broad administrative and supervisory power relating to the following, among other matters:

       - licensing requirements;

       - trade and marketing practices;

       - accounting and financing practices;

       - capital and surplus requirements;

       - the amount of dividends and other payments made by insurance subsidiaries without prior regulatory approval;

       - investment practices;

       - rate schedules;

       - deposits of securities for the benefit of policyholders;

       - establishing reserves; and

       - regulation of reinsurance.

       Most states also regulate insurance holding companies like us with respect to acquisitions, changes of control and the terms of transactions with our affiliates. These regulations may impede or impose burdensome conditions on our rate increases or other actions that we may want to take to enhance our operating results, and could affect our ability to pay dividends on our common stock. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

WE FACE COMPETITION IN OUR INDUSTRY FROM TRADITIONAL TITLE INSURERS AND FROM NEW ENTRANTS.

       The title insurance industry is highly competitive. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 1999. Over 40 independent title insurance companies accounted for the remaining 11% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants could affect our business operations and financial condition.

CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CHARTER MAY MAKE A TAKEOVER OF US DIFFICULT EVEN IF SUCH TAKEOVER COULD BE BENEFICIAL TO SOME OF OUR STOCKHOLDERS.

       Delaware has enacted legislation that may deter or frustrate a bidder seeking to acquire control of the Company. In certain circumstances, Delaware law requires the approval of two-thirds of all of our shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of our voting securities, excluding the voting power held by such stockholder. Our Certificate of Incorporation applies this supermajority vote requirement to certain business combinations involving a stockholder owning 10% or more of our voting securities, excluding the voting power held by such stockholder. In addition to the potential impact on future takeover attempts and the possible entrenchment of management, the existence of such provision could have an adverse effect on the market price of our common stock. In addition, our Certificate of Incorporation authorizes the issuance of three million shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board is empowered, without further stockholder action, to issue shares or series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights, including the ability to receive dividends, of our common stockholders. The issuance of such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention of issuing any shares or series of preferred stock, we cannot guarantee that we will not make such an issuance in the future.

                                USE OF PROCEEDS


       We expect to receive approximately $222.7 million from the sale of the 7,000,000 shares offered by this prospectus supplement and the accompanying prospectus, after deducting underwriting discounts and offering expenses, and an additional $33.5 million from the sale of 1,050,000 shares if the underwriters exercise their over-allotment option in full. We currently intend to use the net proceeds of the offering to repay long-term and short-term indebtedness under our existing $800 million syndicated credit agreement.


       Pursuant to the credit agreement we executed on February 10, 2000, in connection with the Chicago Title merger, we have access to three distinct credit facilities:

       - $100 million, 18 month revolving credit facility due September 30, 2001;

       - $250 million, 6 year revolving credit facility due March 19, 2006; and

       - $450 million term loan facility with a 6 year amortization period, due March 19, 2006.

       The credit facilities bear interest at a variable interest rate based on the debt ratings assigned to us by certain independent rating agencies, and are unsecured. The current interest rate is LIBOR plus 1.125%. We used the amounts borrowed under the credit agreement to pay the cash portion of the Chicago Title merger consideration, to refinance previously existing indebtedness, to pay fees and expenses incurred in connection with the merger and to fund other general corporate purposes.


       The terms of the credit agreement require that we apply 25% of the net proceeds of the offering to repay our outstanding indebtedness under the credit facilities. We will apply the net proceeds of the offering to repay in full and terminate the $100 million, 18 month revolving credit facility. We will apply the remainder of the net proceeds of this offering to repay amounts owed under the $250 million, 6 year revolving credit facility. Giving effect to the application of the net proceeds of the offering as if the offering had occurred on September 30, 2000, our outstanding debt under the credit facilities would consist of $26.8 million borrowed under the $250 million, 6 year revolving credit facility and $425 million borrowed under the term loan facility. We also made a scheduled $12.5 million payment of the term loan principal balance in December 2000. If the underwriters exercise their over-allotment option, we will apply the net proceeds from the additional sale of shares to reduce our outstanding debt under the $250 million, 6 year revolving credit facility and the remainder of the net proceeds, if any, will be used for general corporate purposes.


                                DIVIDEND POLICY

       Our Board of Directors declared a cash dividend of $0.10 per share in each of the four quarters of 2000. Our current dividend policy anticipates the payment of quarterly dividends in the future. The declaration and payment of dividends will be in the discretion of our Board of Directors and will be dependent upon our future earnings, financial condition and capital requirements. Our ability to declare and pay dividends is also subject to our compliance with the financial covenants contained in our existing $800 million syndicated credit agreement and further described below.

       As discussed in detail elsewhere in this prospectus supplement and accompanying prospectus, because we are a holding company, our ability to pay dividends will depend largely on the ability of our subsidiaries to pay dividends to us, and the ability of our title insurance subsidiaries to do so is subject to, among other factors, their compliance with applicable insurance regulations. As of September 30, 2000, our title insurance subsidiaries could pay dividends or make other distributions to us of $44.1 million. In addition to regulatory restrictions, our ability to declare dividends is subject to restrictions under our existing $800 million syndicated credit agreement, which generally allows us to declare and pay dividends, although as long as our debt to capitalization ratio exceeds 0.35 to 1, the aggregate amount of such dividends, together with all other distributions of cash or property and any payments made to repurchase or redeem our outstanding securities, calculated from the closing date of the credit agreement, may not exceed the sum of $30 million plus 50.0% of our net earnings. We do not believe that the restrictions contained in our credit agreement will, in the foreseeable future, adversely affect our ability to pay cash dividends at the current dividend rate.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of September 30, 2000:

       - on an actual basis; and


       - on an adjusted basis to give effect to the sale of 7,000,000 shares of our common stock at an offering price of $33.50 per share (less underwriting discounts and commissions and estimated offering expenses) and the application of net proceeds to repay outstanding indebtedness under our existing credit facilities.


You should read this table in conjunction with our selected consolidated financial data presented elsewhere in this prospectus supplement and along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.


                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                       SHARE,
                                                              PER SHARE AND OTHER DATA)
LONG-TERM DEBT:
  Notes Payable:............................................  $  787,075    $  564,375
MINORITY INTERESTS..........................................  $    4,668    $    4,668
STOCKHOLDERS' EQUITY:
  Common stock, $.0001 par value: 100,000,000 authorized
     (actual and as adjusted), 68,058,757 outstanding
     (actual), 75,058,757 outstanding
     (as adjusted)..........................................           7             8
  Preferred stock, $.0001 par value: 3,000,000 authorized
     (actual and as adjusted), none outstanding.............          --            --
  Additional paid-in capital................................     654,347       877,046
  Retained earnings.........................................     378,369       378,369
                                                              ----------    ----------
                                                               1,032,723     1,255,423
  Accumulated other comprehensive loss......................      (4,597)       (4,597)
                                                              ----------    ----------
  Total stockholders' equity................................   1,028,126     1,250,826
                                                              ==========    ==========
  Total capitalization......................................  $1,819,869    $1,819,869
                                                              ==========    ==========
RATIO OF DEBT TO TOTAL CAPITALIZATION.......................        43.2%         31.0%
BOOK VALUE PER SHARE........................................  $    15.11    $    16.66

                          PRICE RANGE OF COMMON STOCK

       Our common stock is traded on the New York Stock Exchange under the symbol "FNF." The following table shows, for the periods indicated, the high and low sale prices of our common stock, as reported by the New York Stock Exchange.


                       QUARTER ENDED                           HIGH      LOW
                       -------------                          ------    ------
March 31, 1999..............................................  $30.75    $14.56
June 30, 1999...............................................   21.00     14.50
September 30, 1999..........................................   21.06     13.44
December 31, 1999...........................................   16.00     13.81
March 31, 2000..............................................   18.25     11.62
June 30, 2000...............................................   20.06     12.50
September 30, 2000..........................................   24.94     16.88
December 31, 2000...........................................   39.38     19.75
March 31, 2001 (through January 24, 2001)...................   38.13     31.44



       On January 24, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $34 per share. As of December 31, 2000, there were 1,915 stockholders of record of our common stock.

               SELECTED CONSOLIDATED FINANCIAL DATA FOR FIDELITY


       The selected consolidated financial data for Fidelity as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 is derived, before certain reclassifications, from the consolidated financial statements audited by KPMG LLP, independent auditors. These financial statements and the report thereon are incorporated by reference into the prospectus accompanying this prospectus supplement. The selected consolidated financial data as of December 31, 1997 is derived from our audited consolidated financial statements not included or incorporated by reference herein. The selected consolidated financial data for Fidelity as of and for the nine months ended September 30, 2000 and 1999 has been derived from our unaudited consolidated financial statements incorporated by reference into the prospectus accompanying this prospectus supplement. In the opinion of management, the incorporated unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) to present fairly our consolidated financial position at September 30, 2000 and our results of operations and cash flows for the nine months ended September 30, 2000 and 1999. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. Certain reclassifications have been made to the 1999, 1998 and 1997 amounts to conform with the 2000 presentation.


                                                                                AS OF AND FOR THE
                                                AS OF AND FOR THE               NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                        ----------------------------------   -----------------------
                                           1999         1998        1997        2000         1999
                                          (1)(3)       (1)(3)      (1)(2)    (1)(3)(4)      (1)(3)
                                        ----------   ----------   --------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
OPERATING DATA:
  Revenue:
     Title insurance premiums.........  $  939,452   $  910,278   $616,074   $1,357,109   $  726,869
     Escrow and other title related
       fees...........................     206,570      215,254    152,464      325,337      157,343
     Real estate related services.....      67,844       69,970     38,129      116,256       56,455
     Interest and investment income,
       including realized gains and
       losses.........................      28,395       39,587     35,806       61,963       19,747
     Other income.....................     109,943       53,376     20,586       64,737       83,516
                                        ----------   ----------   --------   ----------   ----------
                                         1,352,204    1,288,465    863,059    1,925,402    1,043,930
  Expenses:
     Personnel costs..................     407,078      394,284    273,221      600,371      311,137
     Other operating expenses.........     328,646      253,951    188,207      447,865      244,391
     Agent commissions................     423,675      385,649    261,182      613,085      325,235
     Provision for claim losses.......      52,713       59,294     41,558       67,855       45,194
     Interest expense.................      15,626       17,024     12,269       41,512       10,047
                                        ----------   ----------   --------   ----------   ----------
                                         1,227,738    1,110,202    776,437    1,770,688      936,004
                                        ----------   ----------   --------   ----------   ----------
  Earnings before amortization of cost
     in excess of net assets acquired,
     income taxes and extraordinary
     item.............................     124,466      178,263     86,622      154,714      107,926
  Amortization of cost in excess of
     net assets acquired..............       6,638        3,129      1,019       24,142        3,968
                                        ----------   ----------   --------   ----------   ----------
  Earnings before income taxes and
     extraordinary item...............     117,828      175,134     85,603      130,572      103,958
  Income tax expense..................      46,975       69,442     36,595       59,762       41,843
                                        ----------   ----------   --------   ----------   ----------
  Earnings before extraordinary
     item.............................      70,853      105,692     49,008       70,810       62,115
  Extraordinary item, net of income
     taxes............................          --           --     (1,700)          --           --
                                        ----------   ----------   --------   ----------   ----------
     Net earnings (basic net
       earnings)......................  $   70,853   $  105,692   $ 47,308   $   70,810   $   62,115
                                        ==========   ==========   ========   ==========   ==========
     Diluted net earnings.............  $   71,116   $  108,155   $ 50,450   $   70,810   $   62,378
                                        ==========   ==========   ========   ==========   ==========
                                                                       (Footnotes on following page)

                                                                                AS OF AND FOR THE
                                                AS OF AND FOR THE               NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                        ----------------------------------   -----------------------
                                           1999         1998        1997        2000         1999
                                          (1)(3)       (1)(3)      (1)(2)    (1)(3)(4)      (1)(3)
                                        ----------   ----------   --------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
PER SHARE DATA:

  Basic earnings per share............  $     2.38   $     3.79   $   2.03   $     1.27   $     2.05
  Diluted earnings per share..........  $     2.27   $     3.23   $   1.70   $     1.23   $     1.95
  Dividends declared per share........  $      .31   $      .26   $    .24   $      .30   $      .21
BALANCE SHEET DATA:
  Investments(5)......................  $  506,916   $  519,332   $376,285   $1,608,334   $  490,653
  Cash and cash equivalents(6)........      38,569       42,492     54,975      372,536       46,209
  Total assets........................   1,042,546      969,470    747,695    3,818,023    1,000,050
  Notes payable.......................     226,359      214,624    163,015      787,075      190,295
  Reserve for claim losses............     239,962      224,534    201,674      908,440      239,254
  Minority interests..................       4,613        1,532      3,614        4,668          803
  Stockholders' equity................     432,494      396,740    274,050    1,028,126      446,200
OTHER DATA:
  Orders opened by direct
     operations.......................     743,000      987,000    621,000      970,200      592,600
  Orders closed by direct
     operations.......................     551,000      670,000    436,000      682,600      438,800
  Provision for claim losses to title
     insurance premiums...............         5.6%         6.5%       6.7%         5.0%         6.2%
  Title related revenue(7):
     Percentage direct operations.....        53.6%        56.9%      57.1%        53.3%        53.9%
     Percentage agency operations.....        46.4%        43.1%      42.9%        46.7%        46.1%
  Diluted earnings per share before
     amortization of cost in excess of
     net assets acquired and
     non-recurring charges............  $     2.48   $     3.32   $   1.74   $     1.87   $     2.06

------------
(1) During 1997 we acquired certain real estate related service companies in various transactions. The selected consolidated financial data above includes the balance sheet accounts of the acquired companies as of December 31 of the year acquired and all subsequent years presented; and the results of their operations for the periods from the date of acquisition through December 31 of the acquisition year and for the years ended December 31 for all subsequent years presented.

(2) During 1997, we recognized an extraordinary loss of $1.7 million, net of income taxes of $1.2 million, related to the early retirement of $45 million maturity value of our Liquid Yield Option Notes. See Note G of Notes to Consolidated Financial Statements incorporated by reference into the prospectus accompanying this prospectus supplement.

(3) We completed the merger of our wholly owned subsidiary, ACS Systems, Inc., with and into Micro General on May 14, 1998. This transaction was accounted for as a reverse merger of Micro General into ACS, with Micro General as the surviving legal entity. The selected consolidated financial data above includes the balance sheet accounts of Micro General at December 31, 1999 and 1998 and September 30, 2000 and 1999 and the results of its operations for the year ended December 31, 1999 and for the period from May 14, 1998 through December 31, 1998 and for the nine-month periods ended September 30, 2000 and 1999. As of September 30, 2000, we owned 66.2% of Micro General. See Note B of Notes to Consolidated Financial Statements incorporated by reference into the prospectus accompanying this prospectus supplement.

(4) Our financial results for the nine months ended September 30, 2000 reflect our acquisition of Chicago Title on March 20, 2000.

(5) Investments as of September 30, 2000, include securities pledged to secure trust deposits of $414.9 million.

(6) Cash and cash equivalents as of September 30, 2000 includes cash pledged to secure trust deposits of $251.1 million.

(7) Includes title insurance premiums and escrow and other title related fees.

             SELECTED CONSOLIDATED FINANCIAL DATA FOR CHICAGO TITLE


       The following table sets forth a summary of selected financial data for Chicago Title as of and for the years ended December 31, 1999, 1998 and 1997 and has been derived, before certain reclassifications, from consolidated financial statements audited by KPMG LLP, independent auditors. These financial statements and the report thereon are incorporated by reference into the prospectus accompanying this prospectus supplement. Chicago Title was spun-off from Allegheny Corporation in June 1998. The historical financial information below may not necessarily be indicative of the results of operations or financial position that would have been obtained if Chicago Title had been a separate, independent company during the periods shown. Because Chicago Title was merged with and into Fidelity on March 20, 2000, separate financial results for Chicago Title comparing the nine-month periods ended September 30, 2000, and 1999 are not available. Certain reclassifications have been made to the Chicago Title data to conform with Fidelity's presentation.


                                                          AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                             1999            1998            1997
                                                         ------------    ------------    ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenue:
     Title insurance premiums..........................   $1,527,844      $1,436,829      $1,128,452
     Escrow and other title related fees...............      335,006         320,956         219,579
     Real estate related services......................       92,994          74,522          43,160
     Interest and investment income, including realized
       gains and losses................................       70,633          65,007          55,903
     Other income......................................           --              --              --
                                                          ----------      ----------      ----------
                                                           2,026,477       1,897,314       1,447,094
  Expenses:
     Personnel costs...................................      649,276         650,753         471,466
     Other operating expenses..........................      352,272         319,224         253,240
     Agent commissions.................................      726,903         648,023         526,324
     Provision for claim losses........................      118,062         124,403         101,751
     Interest expense..................................        4,310           4,774           4,675
                                                          ----------      ----------      ----------
                                                           1,850,823       1,747,177       1,357,456
                                                          ----------      ----------      ----------
  Earnings from continuing operations before
     amortization of cost in excess of net assets
     acquired and income taxes.........................      175,654         150,137          89,638
  Amortization of cost in excess of net assets
     acquired..........................................       13,233           8,432           6,035
                                                          ----------      ----------      ----------
  Earnings from continuing operations before income
     taxes.............................................      162,421         141,705          83,603
  Income tax expense...................................       56,667          53,536          27,894
                                                          ----------      ----------      ----------
  Net earnings from continuing operations..............      105,754          88,169          55,709
  Net earnings from discontinued operations............           --           9,013          12,162
                                                          ----------      ----------      ----------
  Net earnings.........................................      105,754          97,182          67,871
                                                          ==========      ==========      ==========
PER SHARE DATA:
  Basic and diluted earnings per share.................   $     4.84      $     4.44      $     3.10
                                                          ==========      ==========      ==========

                                                          AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                             1999            1998            1997
                                                         ------------    ------------    ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Investments(1).......................................   $1,118,858      $1,194,128      $1,066,578
  Cash and cash equivalents(2).........................       89,604         133,117         121,426
  Total assets.........................................    1,907,317       1,881,759       1,702,207
  Notes payable........................................       20,999          21,648          32,443
  Reserve for claim losses.............................      667,005         618,831         564,334
  Stockholders' equity.................................      512,262         461,592         403,547

------------
(1) Investments include securities pledged to secure trust deposits of $338.2 million, $408.4 million and $374.9 million as of December 31, 1999, 1998 and 1997, respectively.

(2) Cash and cash equivalents includes cash pledged to secure trust deposits of $54.6 million, $93.9 million and $100.2 million as of December 31, 1999, 1998 and 1997, respectively.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

       The Unaudited Pro Forma Condensed Combined Statements of Earnings for the nine-month period ended September 30, 2000 and for the year ended December 31, 1999, have been prepared including the impact of the Chicago Title merger as if the merger had been consummated on January 1, 2000 and January 1, 1999, respectively. The Unaudited Pro Forma Condensed Combined Statements of Earnings are provided for comparative purposes only. They do not purport to be indicative of the results that actually would have occurred if the merger had been consummated on the dates indicated or the results that may be obtained in the future.

       The Unaudited Pro Forma Condensed Combined Statements of Earnings presented below does not reflect future events that may occur after the merger. We have identified certain expense savings, which we believe will be achieved through reductions in staff, consolidation of general and administrative functions, data processing efficiencies and elimination of certain duplicative or excess facilities. As a result, we anticipated that the combination of the two operations would yield projected recurring annual pre-tax savings of $65 to $75 million on a run rate basis twelve months after the date of the merger. Through September 30, 2000, expense savings were $85.1 million on a run rate basis. These expense savings, some of which we have already experienced since the merger, do not include productivity gains we expect to achieve in the second and third years after the merger. However, for purposes of the Unaudited Pro Forma Condensed Combined Statements of Earnings presented below, these synergies have not been reflected, other than those which we have achieved through September 30, 2000, because we cannot assure you that anticipated expense savings will be achieved in the amounts anticipated, or at all.

       We have not included an Unaudited Pro Forma Condensed Combined Balance Sheet herein. Our Unaudited Condensed Combined Balance Sheet included in our Quarterly Report on Form 10-Q as of and for the nine-month period ended September 30, 2000 give effect to the impact of the Chicago Title merger. The merger has been accounted for using the purchase method of accounting.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                          HISTORICAL                       UNAUDITED PRO FORMA
                           -----------------------------------------    --------------------------
                            FIDELITY     CHICAGO TITLE     COMBINED     ADJUSTMENTS      COMBINED
                           ----------    -------------    ----------    -----------     ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Title insurance
     premiums............  $  939,452     $1,527,844      $2,467,296           --       $2,467,296
  Escrow fees and other
     title related
     fees................     206,570        335,006         541,576           --          541,576
  Real estate related
     services............      67,844         92,994         160,838           --          160,838
  Interest and investment
     income, including
     realized gains and
     losses..............      28,395         70,633          99,028           --           99,028
  Other income...........     109,943             --         109,943           --          109,943
                           ----------     ----------      ----------     --------       ----------
                            1,352,204      2,026,477       3,378,681           --        3,378,681
Expenses:
  Personnel costs........     407,078        649,276       1,056,354           --        1,056,354
  Other operating
     expenses............     328,646        352,272         680,918        1,819(b)       682,737
  Agent commissions......     423,675        726,903       1,150,578           --        1,150,578
  Provision for claim
     losses..............      52,713        118,062         170,775           --          170,775
  Interest expense.......      15,626          4,310          19,936       45,409(c)        65,345
                           ----------     ----------      ----------     --------       ----------
                            1,227,738      1,850,823       3,078,561       47,228        3,125,789
Earnings (loss) before
  amortization of cost in
  excess of net assets
  acquired...............     124,466        175,654         300,120      (47,228)         252,892
Amortization of cost in
  excess of net assets
  acquired...............       6,638         13,233          19,871       23,354(d)        43,225
                           ----------     ----------      ----------     --------       ----------
Earnings (loss) before
  income taxes...........     117,828        162,421         280,249      (70,582)         209,667
Income tax expense
  (benefit)..............      46,975         56,667         103,642      (19,364)(e)       84,278
                           ----------     ----------      ----------     --------       ----------
Net earnings (loss)......  $   70,853     $  105,754      $  176,607     $(51,218)      $  125,389
  Merger related
     expenses, net of
     applicable income
     taxes...............          --          4,732(f)        4,732           --            4,732
                           ----------     ----------      ----------     --------       ----------
Net earnings (loss) --pro
  forma..................  $   70,853     $  110,486      $  181,339     $(51,218)      $  130,121
                           ==========     ==========      ==========     ========       ==========
Earnings per share -- pro
  forma:
  Basic..................  $     2.38     $     5.06             N/A          N/A       $     1.90(g)
  Diluted................  $     2.27     $     5.06             N/A          N/A       $     1.85(g)
Diluted earnings per
  share before
  amortization of cost in
  excess of net assets
  acquired and merger
  related expenses.......  $     2.48     $     5.66             N/A          N/A       $     2.46

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                       CHICAGO TITLE           UNAUDITED PRO FORMA
                                     HISTORICAL        FROM 1/1/00 -        --------------------------
                                     FIDELITY(A)          3/20/00           ADJUSTMENTS      COMBINED
                                     -----------     ------------------     -----------     ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Title insurance premiums.........  $1,357,109           $237,012                 --       $1,594,121
  Escrow fees and other
     title-related fees............     325,337             58,889                 --          384,226
  Real estate related services.....     116,256             22,151                 --          138,407
  Interest and investment income,
     including realized gains and
     losses........................      61,963             14,208                 --           76,171
  Other income.....................      64,737                 --                 --           64,737
                                     ----------           --------           --------       ----------
                                      1,925,402            332,260                 --        2,257,662
Expenses:
  Personnel costs..................     600,371            125,189                 --          725,560
  Other operating expenses.........     447,865             81,188                399(b)       529,452
  Agent commissions................     613,085            111,479                 --          724,564
  Provision for claim losses.......      67,855             18,429                 --           86,284
  Interest expense.................      41,512                978              9,953(c)        52,443
                                     ----------           --------           --------       ----------
                                      1,770,688            337,263             10,352        2,118,303
Earnings (loss) before amortization
  of cost in excess of net assets
  acquired.........................     154,714             (5,003)           (10,352)         139,359
Amortization of cost in excess of
  net assets acquired..............      24,142              4,042              3,977(d)        32,161
                                     ----------           --------           --------       ----------
Earnings (loss) before income
  taxes............................     130,572             (9,045)           (14,329)         107,198
Income tax expense (benefit).......      59,762             (2,855)            (4,244)(e)       52,663
                                     ----------           --------           --------       ----------
Net earnings (loss)................  $   70,810           $ (6,190)          $(10,085)      $   54,535
  Non-recurring and merger-related
     expenses, net of applicable
     income taxes..................      13,371(h)          13,926(h)              --           27,297
Net earnings (loss) -- pro forma...  $   84,181           $  7,736           $(10,085)      $   81,832
                                     ==========           ========           ========       ==========
Earnings per share -- pro forma:
  Basic............................  $     1.51                N/A                N/A       $     1.23(g)
  Diluted..........................  $     1.46                N/A                N/A       $     1.19(g)
Diluted earnings per share before
  amortization of cost in excess of
  net assets acquired and
  non-recurring and merger related
  expenses.........................  $     1.87                N/A                N/A       $     1.65

------------

                                                   (Footnotes on following page)

------------

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      (a) Includes the results of operations of Chicago Title for the period from March 20, 2000, the merger date, through September 30, 2000.

      (b) Reflects the amortization of related debt issuance costs of approximately $10,915 using the effective interest rate method over six years of $1,819 for the year ended December 31, 1999 and $399 for the nine-month period ended September 30, 2000.

      (c) Reflects incremental interest expense related to debt incurred in connection with the Chicago Title merger of approximately $590,500 at an interest rate of 7.69% of $45,409 for the year ended December 31, 1999 and $9,953 for the nine-month period ended September 30, 2000.

      (d) Represents incremental amortization of cost in excess of net assets acquired necessary to reflect amortization of cost in excess of net assets acquired of approximately $731,760 on a straight line basis over 20 years of $23,354 for the year ended December 31, 1999 and $3,977 for the nine-month period ended September 30, 2000.

      (e) Represents income tax benefit of interest expense and amortization of related debt issuance costs at an expected marginal tax rate of 41%.

      (f) Represents merger related costs incurred by Chicago Title for the year ended December 31, 1999 of $4,732, net of taxes.

      (g) Basic and diluted earnings per share have been calculated assuming the issuance of 38,761 shares in connection with the merger and the conversion of outstanding Chicago Title dilutive securities.

      (h) Represents non-recurring, non-title related charges incurred by us in the first quarter of 2000 of $13,371, net of taxes, relating to the revaluation of non-title assets, including our investment in Express Network, Inc., and existing goodwill associated with Express Network and the write-off of obsolete software. For Chicago Title, these charges represent $13,926, net of tax, in merger related costs incurred during the nine-month period ended September 30, 2000 relating to negotiation fees, advisor fees, referral fees as well as restricted stock amortization and the recording of stock compensation expense associated with the accelerated vesting of stock awards and options.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to our financial condition and results of operations. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference into the prospectus accompanying this prospectus supplement.

REGARDING CHICAGO TITLE

       We acquired Chicago Title through a merger consummated on March 20, 2000. Chicago Title was at the time subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. However, because the merger was consummated prior to the date that Chicago Title's Annual Report on Form 10-K for the year ended December 31, 1999 was required to be filed, Chicago Title did not file an Annual Report for that period. Therefore, while Chicago Title's audited financial statements for fiscal 1999 are incorporated by reference into the prospectus accompanying this prospectus supplement, we do not have a Management's Discussion and Analysis of Financial Condition and Results of Operations for Chicago Title for fiscal 1999, and, because we did not manage Chicago Title during fiscal 1999, it would be impractical for us to attempt to create such a discussion based solely upon the audited financial statements we do have. Except for the immediately following discussion of the nine-month period ended September 30, 2000, the discussion in this section relates only to our operations prior to the merger, and does not include a discussion of Chicago Title's operations prior to the merger.

       We have recorded certain preliminary purchase accounting adjustments, which were based on estimates utilizing available information. Such purchase accounting adjustments may be refined as additional information becomes available. Cost in excess of net assets acquired in the merger will be amortized on a straight-line basis over 20 years.

       We have identified certain expense savings, which we believe will be achieved through reductions in staff, consolidation of general and administrative functions, data processing efficiencies and elimination of certain duplicative or excess facilities. As a result, we anticipated that the combination of the two operations would yield projected recurring annual pre-tax savings of $65 to $75 million on a run rate basis twelve months after the date of the merger. Through September 30, 2000, expense savings on a run rate basis were $85.1 million. These expense savings, some of which we have already experienced since the merger, do not include productivity gains we expect to achieve in the second and third years after the merger.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

       Factors Affecting Comparability. Our Condensed Consolidated Statements of Earnings include the results of operations of Chicago Title for the period from March 20, 2000, the merger date, through September 30, 2000. As a result, year over year comparisons may not be meaningful. Excluding the effect of the Chicago Title merger, our title insurance premiums for the nine-month period ended September 30, 2000 were $625.4 million. We have also reviewed our existing non-title operations in connection with the merger and related transition and integration. As a result, during the first quarter of 2000 we recorded certain non-recurring charges totaling $13.4 million, after applicable taxes. These charges primarily relate to the revaluation of non-title assets, including our investment in Express Network, Inc., which was sold in the second quarter of 2000, and existing goodwill associated with Express Network and write-off of obsolete software.

       Results of Operations. Net earnings for the nine-month period ended September 30, 2000 were $70.8 million, or $1.23 per diluted share. Excluding the non-recurring, non-title related charges we recorded in the first quarter of 2000 of $13.4 million, or $0.23 per diluted share, net earnings for the nine-month period were $84.2 million, or $1.46 per diluted share, as compared with net earnings for the corresponding period in 1999 of $62.1 million, or $1.95 per diluted share.

       Earnings before amortization of cost in excess of net assets acquired, and before the non-recurring charges we recorded in the first quarter of 2000, were $107.7 million, or $1.87 per diluted share, for the nine-month period ended September 30, 2000, as compared with $66.1 million, or $2.06 per diluted share, for the corresponding prior year period. We believe that earnings before amortization of cost in excess of net assets acquired and non-recurring charges better reflects the operational performance of our business.

       The following table presents the calculation of earnings before amortization of cost in excess of net assets acquired and non-recurring charges:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                           ---------------------
                                                             2000         1999
                                                           ---------    --------
                                                           (IN THOUSANDS, EXCEPT
                                                              PER SHARE DATA)
Net earnings.............................................  $ 70,810     $62,115
Amortization of cost in excess of net assets acquired....    24,142       3,968
Tax effect of amortization of cost in excess of net
  assets
  acquired...............................................      (583)         --
Non-recurring charges, net of tax........................    13,371          --
                                                           --------     -------
Earnings before amortization of cost in excess of net
  assets acquired and non-recurring charges..............  $107,740     $66,083
                                                           ========     =======
Diluted earnings per share before amortization of cost in
  excess of net assets acquired and non-recurring
  charges................................................  $   1.87     $  2.06
                                                           ========     =======
Diluted weighted average shares outstanding..............    57,467      32,037
                                                           ========     =======

       Our acquisition of Chicago Title on March 20, 2000, has impacted the mix of business between our direct and agency operations as compared with prior year periods. Economic conditions, including the continued volatility in mortgage rates, shifted the mix of our core title and escrow business from a refinance-driven market in the first half of 1999 to a more traditional new home purchase and resale market in subsequent periods. As a result of the shift in mix of business along with steady increases in interest rates, total title premiums, on a pro forma basis, have decreased in 2000 as compared with pro forma 1999 total title premiums.

       The following table presents information regarding the components of title insurance premiums:

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                --------------------------------------------------
                                                   2000       % OF TOTAL      1999      % OF TOTAL
                                                ----------    ----------    --------    ----------
                                                              (DOLLARS IN THOUSANDS)
Title premiums from direct operations.........  $  571,107       42.1%      $319,166       43.9%
Title premiums from agency operations.........     786,002       57.9%       407,703       56.1%
                                                ----------      -----       --------      -----
  Total.......................................  $1,357,109      100.0%      $726,869      100.0%
                                                ==========      =====       ========      =====

       The decrease in real estate activity from 1999 has been more than offset by the addition of Chicago Title's operations and an increase in the average fee per file. The increase in fee per file is consistent with a return to more normalized levels of refinance activity and the continuing increase in home prices, as well as increased commercial activity as we continue to grow our National Commercial Division.

       Escrow and other title related fees for the nine-month period ended September 30, 2000, were $325.3 million, as compared with $157.3 million for the corresponding period of the prior year. The trend in escrow and title related fees is generally consistent with that of our direct title premiums.

       Revenues from real estate related services for the nine-month period ended September 30, 2000 were $116.3 million as compared with $56.5 million for the same period in 1999. The increase in revenue for the nine-month period is primarily the result of the acquisition of Chicago Title, as well as increases in revenue from our credit reporting, flood monitoring, home warranty insurance and tax qualifying property exchange services.

       Interest and investment income for the nine-month period ended September 30, 2000, was $62 million, as compared with $19.7 million for the corresponding period in 1999. The increase is primarily due to an increase in invested assets resulting from the Chicago Title merger. We recorded net realized gains on the sale of assets in the 2000 period of $4.7 million, as compared with net realized gains of $0.2 million for the corresponding 1999 period.

       Other income represents revenue generated by Micro General Corporation, our majority-owned information services subsidiary, FNF Capital, Inc., our equipment leasing subsidiary, and Express Network, which was sold in the second quarter of 2000. On a year-to-date basis, other income was $64.7 million for the 2000 period, as compared with $83.5 million in 1999. The decrease in other income is due to the sale of Express Network in the second quarter of 2000 as well as decreases in externally generated revenue by Micro General.

       Our operating expenses consist primarily of personnel costs, other operating expenses and agent commissions, which are incurred as orders are received and processed. Title insurance premiums, escrow and other title related fees are generally recognized as income at the time the underlying transaction closes. As a result, revenue lags approximately 60-90 days behind expenses and therefore gross margins may fluctuate. The changes in the market environment, mix of business between direct and agency operations and the contributions from our various business units have impacted margins and net earnings. We have implemented programs and have taken necessary actions to maintain expense levels consistent with revenue; however, a short time lag does exist in reducing variable costs and certain fixed costs are incurred regardless of revenue levels.

       Personnel costs include base salaries, commissions and bonuses paid to employees, and are one of our most significant operating expenses. These costs generally fluctuate with the level of orders opened and closed and with the mix of revenue. For the nine-month periods ended September 30, 2000 and 1999, personnel costs were $600.4 million, or 31.2% of total revenue, and $311.1 million, or 29.8% of total revenue, respectively. We have taken significant measures to maintain appropriate personnel levels and costs relative to the volume and mix of business while maintaining customer service standards and quality controls. We will continue to monitor prevailing market conditions and will adjust personnel costs in accordance with activity.

       Other operating expenses consist primarily of facilities expenses, title plant maintenance, premium taxes (which insurance underwriters are required to pay on title premiums in lieu of franchise and other state taxes), postage and courier services, computer services (including personnel costs associated with information technology support), professional services, advertising expenses, general insurance, depreciation and trade and notes receivable allowances. We continue to be committed to cost control measures. In response to market conditions, we have implemented aggressive cost control programs in order to maintain operating expenses at levels consistent with the levels of revenue. However, certain fixed costs are incurred regardless of revenue levels, resulting in period-over-period fluctuations. Our cost control programs are designed to evaluate expenses, both current and budgeted, relative to existing and projected market conditions. For the nine-month period ended September 30, 2000, total other operating expenses were $431.4 million, excluding the non-recurring charges we took in the first quarter of 2000, and $244.4 million for the corresponding 1999 period. As a percentage of total revenue, other operating expenses for the 2000 period were 22.4% as compared with 23.4% for the 1999 period, excluding the non-recurring charges.

       Agent commissions represent the portion of policy premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions as a percentage of agent title premiums for the nine-month periods ended September 30, 2000 and 1999 were 78.0% and 79.8%, respectively. Agent commissions and the resulting percentage of agent title premiums retained by us vary according to regional differences in real estate closing practices and state regulations.

       The provision for claim losses includes an estimate of anticipated title claims. The estimate of anticipated title claims is accrued as a percentage of title premium revenue based on our historical loss experience and other relevant factors. We monitor our claims loss experience on a continual basis and adjust the provision for claim losses accordingly. Based on our loss development studies, we believe that as a result of our underwriting and claims handling practices, as well as the refinancing business of prior years, we will maintain the claim loss trends we have experienced over the past several years. As such, our claim loss provision as a percentage of total title premiums was 5.0% in 2000, as compared with 6.2% in 1999.

       Interest expense for the nine-month period ended September 30, 2000, was $41.5 million. Interest expense for the nine-month period ended September 30, 1999, was $10 million. The increase in interest expense for the 2000 period is attributable to the increase in outstanding notes payable, primarily related to the financing of the Chicago Title merger, and an increase in certain indices on which our variable interest rates are based.

       Amortization of cost in excess of net assets acquired was $24.1 million and $4 million for the nine-month periods ended September 30, 2000 and 1999, respectively. In connection with the acquisition of Chicago Title, we recorded estimated cost in excess of net assets acquired of approximately $731.8 million. As a result, amortization of cost in excess of net assets acquired has increased accordingly.

       Income tax expense as a percentage of earnings before income taxes for the nine-month periods ended September 30, 2000 and 1999, were 45.8% and 40.2%, respectively. The fluctuation in income tax expense as a percentage of earnings before income taxes is attributable to our estimate of ultimate income tax liability, the impact of the non-recurring charges and the non-deductible goodwill recorded pursuant to the Chicago Title merger and the characteristics of net earnings -- i.e., operating income versus investment income.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       Overview. The following table presents certain financial and other data for the years indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             1999          1998         1997
                                                          ----------    ----------    --------
                                                                 (DOLLARS IN THOUSANDS)
Total revenue...........................................  $1,352,204    $1,288,465    $863,059
                                                          ==========    ==========    ========
Total expenses..........................................  $1,234,376    $1,113,331    $777,456
                                                          ==========    ==========    ========
Earnings before extraordinary item......................  $   70,853    $  105,692    $ 49,008
Extraordinary item -- loss on early retirement of debt,
  net of income taxes...................................          --            --      (1,700)
                                                          ----------    ----------    --------
  Net earnings..........................................  $   70,853    $  105,692    $ 47,308
                                                          ==========    ==========    ========
Return on average equity before extraordinary item(1)...        17.1%         31.5%       22.4%
Return on average equity including extraordinary
  item(1)...............................................        17.1%         31.5%       21.7%

------------
(1) Percentage return on average equity is net earnings for the year divided by the simple average of total stockholders' equity as of the beginning and end of each year presented.

       Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales on both a national and local basis. Real estate sales are directly affected by changes in the cost of financing purchases of real estate -- i.e., mortgage interest rates. Other macroeconomic factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in late 1995 and into 1998, the level of real estate activity increased, including refinancing transactions, new home sales and resales, due in part to decreases in mortgage interest rates. Stable mortgage interest rates and strength in the real estate market, especially in California and throughout the West Coast, contributed to very positive conditions for the title insurance industry throughout 1997 and 1998. However, during 1999, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market to a more traditional market driven by new home purchases and resales. Increases in mortgage interest rates were partially offset by consumer confidence in the overall economy, which resulted in record home sales in 1999. However, we cannot predict the future direction of interest rates or the real estate market.

       Revenue. The following table presents the components of our revenue:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             1999          1998         1997
                                                          ----------    ----------    --------
                                                                 (DOLLARS IN THOUSANDS)
Title insurance premiums................................  $  939,452    $  910,278    $616,074
Escrow and other title related fees.....................     206,570       215,254     152,464
Real estate related services............................      67,844        69,970      38,129
Interest and investment income, including realized gains
  and losses............................................      28,395        39,587      35,806
Other income............................................     109,943        53,376      20,586
                                                          ----------    ----------    --------
  Total revenue.........................................  $1,352,204    $1,288,465    $863,059
                                                          ==========    ==========    ========
Orders opened by direct operations......................     743,000       987,000     621,000
Orders closed by direct operations......................     551,000       670,000     436,000

       Total revenue in 1999 increased 4.9% to $1,352.2 million from $1,288.5 million in 1998. Revenue in 1998 of $1,288.5 million reflects a 49.3% increase from 1997 revenue of $863.1 million. The increases in total revenue are primarily the result of strength in our core title and real estate related service operations, which were positively impacted by favorable market conditions leading to an increase in real estate activity. The increased real estate activity, combined with acquisitions of real estate related service companies and the integration of those real estate related service operations into our core businesses, also contributed to increased revenue.

       Title insurance premiums increased by 3.2% to $939.4 million in 1999, from $910.3 million in 1998. In 1998, title premiums increased by 47.8% to $910.3 million from $616.1 million in 1997. The premium increases from 1997 through 1999 were indicative of the favorable market conditions existing during the period. In 1999, refinance transactions declined from record levels in 1998 to levels consistent with historical norms due to interest rate increases caused by actions taken by the Federal Reserve Board. Increases in mortgage interest rates were partially offset by consumer confidence in the overall economy, which resulted in record home sales in 1999. As the volume of refinance transactions decreased, the market shifted from a refinance-driven market to a more traditional market driven by new home purchases and resales. We also experienced a slight shift in our title premium mix from direct operations to agency operations during 1999.

       The following table presents the percentages of title insurance premiums generated by direct and agency operations:

                                                          YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                                1999                1998                1997
                                          ----------------    ----------------    ----------------
                                          AMOUNTS      %      AMOUNTS      %      AMOUNTS      %
                                          --------   -----    --------   -----    --------   -----
                                                           (DOLLARS IN THOUSANDS)
Direct title insurance premiums.........  $407,769    43.4%   $425,551    46.7%   $286,487    46.5%
Agency title insurance premiums.........   531,683    56.6     484,727    53.3     329,587    53.5
                                          --------   -----    --------   -----    --------   -----
  Total title insurance premiums........  $939,452   100.0%   $910,278   100.0%   $616,074   100.0%
                                          ========   =====    ========   =====    ========   =====

       Trends in escrow and other title related fees are primarily related to title insurance activity generated by our direct operations. Escrow and other title related fees during the three-year period ended December 31, 1999, fluctuated in a pattern generally consistent with the fluctuation in direct title insurance premiums and order counts. Escrow and other title related fees were $206.6 million, $215.3 million and $152.5 million, respectively, during 1999, 1998 and 1997. In addition, we focused on expansion of our escrow operations in areas such as Southern California during the three years ended December 31, 1999.

       Revenues from real estate related services generally trend closely with the level and mix of business, as well as the performance of our title related subsidiaries. During 1996 and 1997, we acquired real estate related service companies in various separate transactions. Our strategy in making the real estate related service company acquisitions was to acquire previously existing entities in businesses we believed to be complementary to our core title and escrow businesses. Further, we sought to acquire companies with strong management and efficient operations in order to provide for their seamless transition from stand-alone operations to our subsidiaries and to prevent any disruption of the acquired companies' businesses, while minimizing integration costs. The integration of the real estate related service companies was as expected and integration related costs were negligible. Revenues from real estate related services in 1999 were $67.8 million, a decrease of $2.2 million, or 3.1%, over 1998 revenues from real estate related revenue of $70 million. In 1998, revenues from real estate related services increased $31.9 million, or 83.7%, to $70 million from $38.1 million in 1997.

       Interest and investment income levels are primarily a function of securities markets, interest rates and the amount of cash available for investment. 1999 interest and investment income was $28.4 million, compared to $39.6 million in 1998, a decrease of $11.2 million, or 28.3%. Average invested assets, excluding real estate, increased 13.4% to $547.4 million, from $482.5 million in 1998. The tax equivalent yield in 1999, excluding net realized losses, was 6.2%. The decrease in investment income in 1999 from 1998 is the result of net realized losses in 1999 of $76,000, compared to net realized gains in 1998 of $17.2 million, offset by an increase in interest and dividend income generated by the increased invested asset base and interest rate increases during the year. 1998 investment income increased $3.8 million, or 10.6%, to $39.6 million, compared to $35.8 million in 1997. Average invested assets, excluding real estate, increased 28.6% to $482.5 million in 1998 from $375.1 million in 1997, while the tax equivalent yield remained at 5.5%. The increase in investment income in 1998 over 1997 is primarily the result of an increase in interest and dividend income generated by the increased invested asset base. Net realized gains from the sale of investment securities and other assets in 1998 were $17.2 million, compared to $16.8 million in 1997, prior to applicable income taxes. Included in 1998 net realized gains is a gain from the conversion of our investment in Data Tree Corporation of approximately $9.7 million. The primary components of 1997 net realized gains are as follows: $10.4 million in capital gains from the sale of investment securities and other assets, $4.3 million in capital gain from the sale of our former home office building, $1.3 million from the sale of a majority interest in American Title Company and approximately $800,000 in capital gain from the sale of our former small business investment company subsidiary, FNF Ventures, Inc.

       Other income represents revenue generated by Micro General, FNF Capital and Express Network. Other income was $109.9 million in 1999, $53.4 million in 1998 and $20.6 million in 1997. Other income has increased since 1997 as a result of including Micro General in our results of operations beginning in May 1998 as well as increases in externally generated revenue by Micro General in 1999 as compared with 1998.

       Expenses. The following table presents the components of our expenses:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             1999          1998         1997
                                                          ----------    ----------    --------
                                                                 (DOLLARS IN THOUSANDS)
Personnel costs.........................................  $  407,078    $  394,284    $273,221
Other operating expenses................................     328,646       253,951     188,207
Agent commissions.......................................     423,675       385,649     261,182
Provision for claim losses..............................      52,713        59,294      41,558
Interest expense........................................      15,626        17,024      12,269
Amortization of cost in excess of net assets acquired...       6,638         3,129       1,019
                                                          ----------    ----------    --------
  Total expenses........................................  $1,234,376    $1,113,331    $777,456
                                                          ==========    ==========    ========

       Personnel costs totaled $407.1 million, $394.3 million and $273.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Personnel costs as a percentage of total revenue decreased to 30.1% in 1999 from 30.6% in 1998, following a decrease from 31.7% in 1997. We took significant measures to maintain appropriate personnel levels and costs relative to the volume and mix of business. These fluctuations reflect a continuing emphasis on expense control and an increase in productivity resulting from our automation and electronic commerce. We will not, however, compromise our customer service standards or quality controls in responding to market conditions. We continue to monitor prevailing market conditions and will adjust personnel costs in accordance with activity.

       Other operating expenses increased as a percentage of total revenue to 24.3% in 1999 from 19.7% in 1998, and 21.8% in 1997. The primary components of the increase in 1999 were the impact of Micro General's business expansion, increased data processing and information technology costs and normal year over year price increases including rent escalations, travel and other general and administrative costs. Combined, these increases have offset much of our cost control efforts. Total other operating expenses totaled $328.6 million, $254 million and $188.2 million in 1999, 1998 and 1997, respectively.

       Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts. Agent commissions and the resulting percentage of agent premiums we retain vary according to regional differences in real estate closing practices and state regulations.

       The following table illustrates the relationship of agent premiums and agent commissions:

                                                          YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------
                                                1999                1998                1997
                                          ----------------    ----------------    ----------------
                                          AMOUNTS      %      AMOUNTS      %      AMOUNTS      %
                                          --------   -----    --------   -----    --------   -----
                                                           (DOLLARS IN THOUSANDS)
Agent premiums..........................  $531,683   100.0%   $484,727   100.0%   $329,587   100.0%
Agent commissions.......................   423,675    79.7     385,649    79.6     261,182    79.2
                                          --------   -----    --------   -----    --------   -----
  Premiums retained by us...............  $108,008    20.3%   $ 99,078    20.4%   $ 68,405    20.8%
                                          ========   =====    ========   =====    ========   =====

       In 1999, 1998 and 1997, we recorded provisions for claim losses of 6.0%, 7.0%, and 7.0%, respectively, of title insurance premiums, net of recoupments and prior to the impact of premium rates and our loss experience in the state of Texas. Premiums in Texas are all-inclusive and include a closing fee in addition to a risk related premium, which differs from similar coverage in other states, while loss experience is comparable. As a result, the provision for claim losses in Texas is much lower than in states that do not have all-inclusive premiums. These factors resulted in net provisions for claim losses of 5.6%, 6.5% and 6.7% in 1999, 1998 and 1997, respectively.

       A summary of the reserve for claim losses follows:

                                                               YEAR ENDED DECEMBER 31,(1)
                                                           ----------------------------------
                                                             1999         1998         1997
                                                           --------     --------     --------
                                                                 (DOLLARS IN THOUSANDS)
Beginning balance........................................  $224,534     $201,674     $196,527
  Reserves assumed.......................................        --           --          284
  Reserves transferred...................................    (4,310)(1)       --         (160)
  Claim loss provision related to:
     Current year........................................    57,321       59,294       39,301
     Prior years.........................................    (4,608)          --        2,257
                                                           --------     --------     --------
       Total claim loss provision........................    52,713       59,294       41,558
Claims paid, net of recoupments related to:
  Current year...........................................    (1,229)      (1,045)      (3,385)
  Prior years............................................   (31,746)     (35,389)     (33,150)
                                                           --------     --------     --------
       Total claims paid, net of recoupments.............   (32,975)     (36,434)     (36,535)
                                                           --------     --------     --------
Ending balance...........................................  $239,962     $224,534     $201,674
                                                           ========     ========     ========
Provision for claim losses as a percentage of title
  insurance premiums.....................................       5.6%         6.5%         6.7%

------------
(1) On March 18, 1998, we announced that we had agreed to sell National Title Insurance of New York Inc. to American Title Company, a wholly-owned subsidiary of American National Financial, Inc., for $3.25 million subject to regulatory approval and certain other conditions. We structured the purchase price at a premium to book value. As of September 30, 2000, we hold a 28.0% interest in American National Financial, Inc. We acquired National Title Insurance of New York Inc. in April 1996 as part of the Nations Title Inc. acquisition, and National Title Insurance of New York has not been actively underwriting policies since. Regulators approved this transaction on May 27, 1999 and the transaction closed on June 10, 1999. We recognized a gain of approximately $1.2 million prior to applicable income taxes, in connection with the sale of National Title Insurance of New York. We have reflected this gain in the Consolidated Statement of Earnings for the year ended December 31, 1999.

       We incur interest expense in financing our capital asset purchases, lease originations, certain acquisitions and certain general corporate purposes. Interest expense consists of interest related to our outstanding debt and the amortization of original issue discount and debt issuance costs related to the Liquid Yield Option Notes ("LYONs") due 2009 we issued in February 1994. Interest expense on non-LYONs debt totaled $15.2 million, $12.8 million and $7 million for the years 1999, 1998 and 1997, respectively. The LYONs related component of interest expense amounted to $445,000, $4.2 million and $5.3 million for 1999, 1998 and 1997, respectively. Included in 1998 interest expense is $4.7 million of interest relating to the settlement of an Internal Revenue Service examination for the tax years 1990 through 1994. Excluding the interest expense related to the tax examination, the fluctuation in interest expense in 1999 compared to 1998 can be attributed to an increase in non-LYONs debt and related interest rates, offset by the redemption and conversion of LYONs in 1999. The increase in 1998 over 1997 can be attributed to an increase in non-LYONs debt outstanding offset by more favorable interest rates in 1998 than 1997 and the conversion of LYONs during 1998.

       Income tax expense for 1999, 1998 and 1997, as a percentage of earnings before income taxes, including the extraordinary loss in 1997 was 39.9%, 39.7% and 42.7%, respectively. The fluctuations in income tax expense as a percentage of earnings before income taxes, including the extraordinary loss, are attributable to the following: the effect of state income taxes on our wholly-owned underwritten title companies, real estate related ancillary service companies, Micro General and FNF Capital; a change in the amount and characteristics of net income; operating income versus investment income and the tax treatment of certain items.

       Extraordinary Item. In an effort to reduce our leverage while taking advantage of the favorable environment relative to our common stock, on October 17, 1997, we purchased $45 million aggregate principal amount at maturity of our outstanding LYONs due 2009 in a private transaction from Merrill Lynch, Pierce, Fenner & Smith Incorporated for an aggregate purchase price of $27.2 million (or $605 per $1,000 principal amount at maturity of LYONs). The purchase price was paid in the form of 1,394,381 shares, $26.4 million, of our common stock (the "Exchange Shares"). We also paid Merrill Lynch the excess of a base price of $19.53 per Exchange Share over the actual sales price (less $0.05 per share in commissions) realized by Merrill Lynch for sales of up to 607,881 Exchange Shares. We also paid Merrill Lynch for each day, an amount in cash to be determined by multiplying the Net Carry Amount (number of Exchange Shares multiplied by $19.53) by the Applicable Rate (LIBOR plus 2.50%). Our payment obligations were subject to reduction for dividends on Exchange Shares received by Merrill Lynch during the period. We paid the foregoing amounts to Merrill Lynch in cash of approximately $790,000 on November 7, 1997. The purchase of the LYONs increased stockholders' equity by approximately $24.7 million while reducing outstanding debt by approximately $24.3 million. An extraordinary loss due to the early retirement of debt of approximately $1.7 million, net of applicable income taxes, related to this transaction has been recorded in our Consolidated Statement of Earnings for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

       On March 20, 2000, we acquired Chicago Title. Pursuant to the terms of the merger agreement, Chicago Title stockholders received aggregate merger consideration valued at approximately $1.1 billion. The merger consideration was paid in the form of 1.7673 shares of our common stock and $26.00 in cash for each share of Chicago Title common stock, resulting in the issuance of approximately 38.8 million shares of our common stock valued at an average price during the applicable period of $13.1771 per share and the payment of approximately $570.2 million in cash.

       In connection with the Chicago Title merger, we entered into an $800 million syndicated credit agreement. The credit agreement provides for three distinct credit facilities:

       - $100 million, 18 month revolving credit facility due September 30, 2001;

       - $250 million, 6 year revolving credit facility due March 19, 2006; and

       - $450 million term loan facility with a 6 year amortization period, due March 19, 2006.

The credit agreement bears interest at a variable rate of interest based on the debt ratings assigned to us by certain independent agencies, and is unsecured. The current interest rate is LIBOR plus 1.125%. Amounts borrowed under the credit agreement were used to pay the cash portion of the merger consideration, to refinance previously existing indebtedness, to pay fees and expenses incurred in connection with the merger and to fund other general corporate purposes.

       We must comply with certain affirmative and negative covenants related to our credit agreement and other debt facilities, which require that we maintain our current debt ratings and certain financial ratios related to liquidity, net worth, capitalization, investments, acquisitions and restricted payments, and our certain dividend restrictions. We are in compliance with all of our debt covenants as of September 30, 2000. The net proceeds from the sale of shares of our common stock in the offering will be used to pay down our indebtedness under the credit facility.

       Our cash requirements include debt service, operating expenses, lease fundings, lease securitizations, taxes and dividends on our common stock. We believe that all anticipated cash requirements for current operations will be met from internally generated funds, through cash dividends from subsidiaries, cash generated by investment securities and bank borrowings through existing credit facilities. Our short-and long-term liquidity requirements are monitored regularly to match cash inflows with cash requirements. We forecast the daily needs of all of our subsidiaries and periodically review their short- and long-term projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections.

       Our two significant sources of our funds are dividends and distributions from our subsidiaries. As a holding company, we receive cash from our subsidiaries in the form of dividends and as reimbursement for operating and other administrative expenses we incur. The reimbursements are executed within the guidelines of management agreements among us and our subsidiaries. Our insurance subsidiaries are restricted by state regulation in their ability to pay dividends and make distributions. Each state of domicile regulates the extent to which our title underwriters can pay dividends or make other distributions to us. Our underwritten title companies, real estate related service companies, Micro General and FNF Capital, collect revenue and pay operating expenses. However, they are not regulated to the same extent as our insurance subsidiaries. Positive cash flow from these subsidiaries are invested primarily in cash and cash equivalents.

                                    BUSINESS

       We are the largest title insurance and diversified real estate related services company in the United States. Our title insurance underwriters -- Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title -- together issued approximately 30 percent of all title insurance policies issued nationally during 1999. We provide title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico.

       In addition, we provide a broad array of escrow and other title related services, as well as real estate related services, including:

       - collection and trust activities

       - trustee's sales guarantees

       - recordings

       - reconveyances

       - property appraisal services

       - credit reporting

       - exchange intermediary services in connection with real estate transactions

       - real estate tax services

       - home warranty insurance

       - foreclosure posting and publishing services

       - loan portfolio services

       - flood certification

       - field services

MARKET FOR TITLE INSURANCE

       The market for title insurance in the United States is large and growing. According to Corporate Development Services, Inc., total revenues for the entire U.S. title insurance industry grew from $6 billion in 1997 to $8.7 billion in 1999, which represented a compound annual growth rate of 20%. Growth in the industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross national product, inflation, interest rates and sales of new and existing homes as well as the refinancing of previously issued mortgages.

       Virtually every real estate transaction consummated in the U.S. requires the use of title insurance by a lending institution before a transaction can be finalized. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation in the overall value of the real estate market drives growth in total industry revenues. Industry revenues are also driven by swings in interest rates, which affect demand for new mortgage loans and refinancing transactions.

       The U.S. title insurance industry is concentrated among a handful of industry participants. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 1999. Over 40 independent title insurance companies accounted for the remaining 11% of net premiums collected in 1999. Over the last few years, the title insurance industry has been consolidating, beginning with the merger of Lawyers Title Insurance and Commonwealth Land Title Insurance in 1998 to create LandAmerica Financial Group, Inc., followed by our acquisition of Chicago Title in March 2000. Consolidation has created opportunities for increased financial and operating efficiencies for the industry's largest participants and should continue to drive profitability and market share in the industry.

STRATEGY

       Our strategy is to maximize operating profits by increasing our market share in the title insurance business and by aggressively and effectively managing operating expenses throughout the real estate business cycle. In addition, we plan to broaden our market penetration by focusing on our real estate related services. To accomplish our goals, we intend to:

       - Operate each of our five title brands independently. We believe that in order to maintain and strengthen our title insurance revenue base, we must leave the Fidelity Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title brands intact and operate them independently. Entrepreneurship and close customer relationships are an integral part of the culture at each of our title brands. We believe that this culture of independence aids in employee retention, which is critical to the operating success of each brand.

       - Consistently deliver high quality products with superior customer service. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers. We continue to focus our marketing efforts and distribution network to serve our customers in the residential, institutional and commercial market sectors.

       - Implement our disciplined operating philosophy throughout the Chicago Title brands. We have introduced our key standard operating metrics at Chicago Title, Ticor Title and Security Union Title. We monitor opened and closed orders per employee and revenue per employee on a weekly basis at all of our brands. Direct orders opened and closed for the Chicago Title brands have significantly improved from 11.3 orders opened and 7.9 orders closed in April 2000 to 12.2 orders opened and
         9.2 orders closed for the month of September 2000. While we aggressively monitor personnel costs with revenues, we have not sacrificed and will not sacrifice our level of customer service to increase these metrics.

       - Employ our industry-leading technology to enhance efficiency and simplify the title insurance research process. Through our majority owned information technology services subsidiary, Micro General Corporation, a full-service enterprise solutions enabler offering a complete range of information technology services, we are preparing for the beta launch of our Next Generation System in early 2001. This browser-based real estate documentation system, when implemented in 2001, will provide us with the necessary platform to begin to make meaningful progress in increasing the efficiencies of the title insurance research and issuance process. Our Next Generation System will allow data retrieval and file access from remote locations, thereby allowing complete workflow mobility among all of our title insurance brands as well as our real estate related subsidiaries. We also plan to offer the use of this system to our agents.

       - Continue to expand the scope and breadth of the real estate related products and services we offer. We plan to maximize the value of the Fidelity brand through the penetration of our real estate related products and services into our large, diverse customer base. We have consolidated most of the real estate related products and services we offer, which include property appraisal, credit reporting, flood certification, real estate tax services, home warranty insurance, foreclosure posting and publishing, exchange intermediary services, loan portfolio services and field services, under the Fidelity brand. We are also developing a national real estate information database, which we believe will allow us to improve the value and content of our existing information products, to market customized real property information products directly to real estate brokers and their customers and reduce expenditures to, and reliance upon, third party data vendors.

RECENT DEVELOPMENTS

       On March 20, 2000, we merged with Chicago Title Corporation pursuant to an Agreement and Plan of Merger dated August 1, 1999 and amended on October 13, 1999. Prior to the merger, Chicago Title was one of the nation's largest providers of title insurance and real estate related services for residential and commercial real estate transactions. For the year ended December 31, 1999, Chicago Title had revenues of $2 billion and net earnings of $105.8 million. As of December 31, 1999, Chicago Title had total assets of $1.9 billion. At the time of the merger, Chicago Title had more than 340 full service offices and approximately 4,100 policy-issuing agents in 49 states, Puerto Rico, the U.S. Virgin Islands, Guam and Canada, which are now part of our operations.

       On January 3, 2001, we acquired International Data Management Corporation, or "IDM," a leading provider of real estate information services. IDM's real estate information databases contains over 100 million real property ownership and sales records from the continental United States. The databases are updated daily to reflect new sales, mortgage information and other changes in real property ownership. Our acquisition of IDM contributes to our strategy of expanding the scope and breadth of the real estate related products and services we offer.

INDUSTRY OVERVIEW

       Title Insurance Policies. Generally, real estate buyers and mortgage lenders purchase title insurance to insure good and marketable title to real estate. Today, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. Title insurance premiums are based upon either the purchase price of the property insured or the amount of the mortgage loan. Title insurance premiums are due in full at the closing of the real estate transaction, and the policy generally terminates upon the resale or refinancing of the property.

       Prior to issuing policies, underwriters can reduce or eliminate future claim losses by accurately performing searches and examinations. A title company's predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments and the maintenance of title "plants," which are indexed compilations of public records, maps and other relevant historical documents. Claim losses generally result from errors or mistakes made in the title search and examination process and from hidden defects such as fraud, forgery, incapacity, missing heirs or refinancing of the property.

       Commercial real estate title insurance policies insure title to commercial real property, and generally involve higher coverage amounts and yield higher premiums, thereby generating greater profit margins than title policies for residential real estate transactions. Prior to the Chicago Title merger, we issued primarily residential real property title insurance policies. In the Chicago Title merger, we acquired Chicago Title's National Commercial & Industrial business group, which specializes in meeting the needs of clients involved in large commercial transactions. As discussed later under the heading "Economic Factors Affecting Industry," the volume of commercial real estate transactions is affected primarily by fluctuations in local supply and demand conditions for office space, while residential real estate transaction volume is primarily affected by macroeconomic and seasonal factors. Thus, we believe the addition of Chicago Title's commercial real estate title insurance base will help in maintaining uniform revenue levels throughout the seasons.

       Losses and Reserves. While most other forms of insurance provide for the assumption of risk of loss arising out of unforeseen events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy. As a result, claim losses associated with issuing title policies are less expensive when compared to other insurance underwriters. The maximum amount of liability under a title insurance policy is usually the face amount of the policy plus the cost of defending the insured's title against an adverse claim.

       Reserves for claim losses are based upon known claims, as well as losses we expect to incur based upon historical experience and other factors, including industry averages, claim loss history, legal environment, geographic considerations, expected recoupments and the types of policies written. We also accrue reserves for losses arising from escrow, closing and disbursement functions due to fraud or operational error.

       A title insurance company can minimize its losses by having strict quality control systems and underwriting standards in place. These controls increase the likelihood that the appropriate level of diligence is conducted in completing a title search so that the possibility of potential claims is significantly mitigated. In the case of independent agents, who conduct their own title searches, the agency agreement between the agent and the title insurance underwriter gives the underwriter the ability to proceed against the agent when a loss arises from a flawed title search.

       Courts and juries sometimes award damages against insurance companies, including title insurance companies, in excess of policy limits. Such awards are typically based on allegations of fraud, misrepresentation, deceptive trade practices or other wrongful acts commonly referred to as "bad faith." Although we have not experienced damage awards materially in excess of policy limits, the possibility of such bad faith damage awards may cause us to experience increased costs and difficulty in settling title claims.

       The maximum insurable amount under any single title insurance policy is determined by statutorily calculated net worth. The highest self-imposed single policy maximum insurable amounts for any of our title insurance subsidiaries is $100 million.

       Direct and Agency Operations. We provide title insurance services through our direct operations and wholly owned underwritten title companies, and additionally through independent title insurance agents who issue title policies on behalf of title underwriters. Title underwriters determine the terms and conditions upon which they will insure title to the real property according to their underwriting standards, policies and procedures. In our direct operations, the title underwriter issues the title insurance policy and retains the entire premium paid in connection with the transaction. In our agency operations, the search and examination function is performed by an independent agent. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon the amount of the premium "split" offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region.

       Our direct operations provide the following benefits:

       - higher margins because we retain the entire premium from each transaction instead of paying a commission to an agent;

       - continuity of service levels to a broad range of customers; and

       - additional sources of income through escrow and other real estate related services, such as property appraisal services, collection and trust activities, real estate information and technology services, trustee's sales guarantees, credit reporting, flood certification, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions.

       Economic Factors Affecting Industry. Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales. Real estate sales are directly affected by the availability of funds to finance purchases -- i.e., mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. We have found that residential real estate activity decreases in the following situations:

       - when mortgage interest rates are high;

       - when the mortgage funding supply is limited; and

       - when the United States economy is weak.

       Because commercial real estate transactions tend to be driven more by supply and demand for commercial space and occupancy rates in a particular area rather than by macroeconomic events, our commercial real estate title insurance business can generate revenues which offset the industry cycles discussed above.

       Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions.

TITLE INSURANCE OPERATIONS

       Our direct operations are divided into approximately 200 profit centers consisting of more than 1,000 offices. Each profit center processes title insurance transactions within its geographical area, which is usually identified by a county, a group of counties forming a region, or a state, depending on the management structure in that part of the country. We also transact title insurance business through a network of over 7,000 agents, primarily in those areas in which agents are the more accepted title insurance provider.

       The following table sets forth for Fidelity only the approximate dollars and percentages of title insurance premium revenue by state according to our records. It does not reflect the results of the Chicago Title merger.

                                                      YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                          1999                 1998                 1997
                                    -----------------    -----------------    -----------------
                                     AMOUNT       %       AMOUNT       %       AMOUNT       %
                                    --------    -----    --------    -----    --------    -----
                                                      (DOLLARS IN THOUSANDS)
California........................  $289,285     30.8%   $301,406     33.1%   $202,848     32.9%
Texas.............................   179,490     19.1     178,407     19.6     128,298     20.8
New York..........................    92,280      9.8      88,899      9.8      60,022      9.7
Florida...........................    48,596      5.2      44,860      4.9      29,457      4.8
Pennsylvania......................    38,554      4.1      38,893      4.3      26,318      4.3
Arizona...........................    33,396      3.6      32,555      3.6      24,431      4.0
All others........................   257,851     27.4     225,258     24.7     144,700     23.5
                                    --------    -----    --------    -----    --------    -----
  Totals..........................  $939,452    100.0%   $910,278    100.0%   $616,074    100.0%
                                    ========    =====    ========    =====    ========    =====

       For the entire title insurance industry, 12 states accounted for 71.8% of title premiums written in the United States in 1999. California represented the single largest state with 18.0%.

       The following table sets forth, on a pro forma basis, title insurance premium revenue by state for the nine-month period ended September 30, 2000, both in dollars and as a percentage of the total, assuming the Chicago Title merger had been consummated on January 1, 2000.

                                                               NINE MONTHS ENDED
                                                              SEPTEMBER 30, 2000
                                                            -----------------------
                                                               AMOUNT          %
                                                            ------------    -------
                                                            (DOLLARS IN THOUSANDS)
California................................................   $  324,703       21.4%
Texas.....................................................      238,932       15.8
New York..................................................      132,997        8.8
Florida...................................................      100,849        6.7
New Jersey................................................       63,039        4.2
Michigan..................................................       58,965        3.8
Washington................................................       46,783        3.1
All others................................................      548,670       36.2
                                                             ----------      -----
  Totals..................................................   $1,514,938      100.0%
                                                             ==========      =====

       We also analyze our business by examining the level of premiums generated by direct and agency operations. The following table presents the percentages of title insurance premiums generated by direct and agency operations:

                                         YEAR ENDED DECEMBER 31,                      NINE MONTHS ENDED SEPTEMBER 30,
                          ------------------------------------------------------   -------------------------------------
                                1999               1998               1997                2000                1999
                          ----------------   ----------------   ----------------   ------------------   ----------------
                          AMOUNTS      %     AMOUNTS      %     AMOUNTS      %      AMOUNTS       %     AMOUNTS      %
                          --------   -----   --------   -----   --------   -----   ----------   -----   --------   -----
                                                              (DOLLARS IN THOUSANDS)
Direct..................  $407,769    43.4%  $425,551    46.7%  $286,487    46.5%  $  571,107    42.1%  $319,166    43.9%
Agency..................   531,683    56.6    484,727    53.3    329,587    53.5      786,002    57.9    407,703    56.1%
                          --------   -----   --------   -----   --------   -----   ----------   -----   --------   -----
  Total title insurance
    premiums............  $939,452   100.0%  $910,278   100.0%  $616,074   100.0%  $1,357,109   100.0%  $726,869   100.0%
                          ========   =====   ========   =====   ========   =====   ==========   =====   ========   =====

       Our relationship with each agent is governed by an agency agreement, which states the conditions under which the agent is authorized to issue a title insurance policy on our behalf. The agency agreement also prescribes the circumstances under which the agent may be liable to us if a policy loss is attributable to the agent's errors. The agency agreement is usually terminable without cause upon 30 days' notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent's experience, financial condition, and loss history. For each agent with whom we enter into an agency agreement, we maintain financial and loss experience records. We also conduct periodic audits of our agents.

       Escrow and Other Title-Related Fees. In addition to fees for underwriting title insurance policies, we derive a significant amount of our revenues from escrow and other title related fees. The role generally taken by a title insurance company in a real estate transaction is that of an intermediary completing all the necessary documentation and services required for the completion of the real estate transaction.

       In a typical residential transaction, a title insurance order is received from a realtor, lawyer, developer or mortgage lender. When a title order is received by the title insurance company or agent, the title search begins and the title order is now "open." Once documentation has been prepared and signed, mortgage lender payoff demands are in hand and documents have been ordered, the title order is considered "closed." A lawyer, an escrow company or a title insurance company or agent performs the closing function, most commonly referred to as an "escrow" in the western United States. The entity providing the closing function (the "closer") holds the seller's deed of trust and the buyer's mortgage until all issues relating to the transaction have been settled. After these issues have been cleared, the closer delivers the transaction documents, records the appropriate title documents in the county recorder's office and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued. The lender's policy insures the lender against any defect affecting the priority of the mortgage, in an amount equal to the outstanding balance of the related mortgage loan. The buyer's policy insures the buyer against defects in title, in an amount equal to the purchase price.

       The combination of title insurance premiums and these escrow and other title related services allows us to generate a significant source of revenue.

       Reinsurance. In the ordinary course of business, we reinsure certain risks with other title insurers for the purpose of limiting our maximum loss exposure. We also assume reinsurance for certain risks of other title insurers for the purpose of earning additional income. In addition, we cede a portion of certain policy and other liabilities under agent fidelity, excess of loss and case-by-case reinsurance agreements. Reinsurance agreements provide generally that the reinsurer is liable for loss and loss adjustment expense payments exceeding the amount retained by the ceding company. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations.

REAL ESTATE RELATED SERVICES

       We also provide many of the specialized products and services required to execute and close real estate transactions that are not offered by our title insurance subsidiaries. The real estate related services we provide allow us to diversify from our core title business and yield higher profit margins than if we did not provide these services. These services include the following:

       - Property appraisal services. We offer property appraisal services through a network of state-licensed contract appraisers. In addition, we provide detailed real estate property evaluation services to lending institutions utilizing artificial intelligence software, detailed real estate statistical analysis and physical property inspections.

       - Credit reporting. We provide credit information reports to mortgage lenders nationwide, as well as a variety of related products to meet the ever-changing needs of the mortgage industry.

       - Flood certification. Federal legislation passed in 1994 requires most mortgage lenders to obtain a property's flood zone status at the time a loan is originated. We provide these required flood zone determinations reports to mortgage lenders nationwide.

       - Real estate tax services. We advise lending and mortgage related institutions throughout the United States of the status of property tax payments that are due on properties securing their loans over the entire life of the loan. We protect lenders against losses from failing to monitor delinquent taxes.

       - Home warranty insurance. We issue one-year, renewable insurance policies that protect homeowners against defects in household systems and appliances.

       - Foreclosure posting and publishing. We offer posting and publication of foreclosure and auction notices to the real estate foreclosure industry.

       - Exchange intermediary services. We provide customers with qualified exchanges under Section 1031 of the Internal Revenue Code, which allows customers to defer the payment of capital gain taxes on the sale of their investment property.

       - Loan portfolio services. We provide a comprehensive line of document preparation and recording services on a national basis, including computerized tracking services, mortgage assignment and release preparation and due diligence and research services designed to resolve and retrieve missing or defective documents and obtain certified copies of documents and chain-of-title verification.

       - Field services. We provide property inspection, preservation and maintenance services to mortgage lenders nationwide.

OTHER INCOME

       Other income represents externally generated revenue by Micro General, FNF Capital and Express Network, which was sold in the second quarter of 2000.

       Micro General has used its core system development transactional expertise to launch two new entities, escrow.com and TXMNet, Inc.. escrow.com provides a service transaction environment for internet commerce, as well as online auctions and business-to-business exchanges, and TXMNet, Inc. provides automated decision based products that manage real estate transactions over the internet.

MARKETING

       We market and distribute our products and services to customers in the residential, institutional lender, and commercial market sectors of the real estate industry through customer solicitation by sales personnel. We actively encourage our sales personnel to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage brokers and attorneys. While the focus of the smaller, local client remains important, large customers, such as national residential mortgage lenders, real estate investment trusts and developers are becoming increasingly important. The buying criteria of locally based clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally places more emphasis on consistent product delivery and ability of service providers to meet their information systems requirements for electronic product delivery. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers, and we measure customer service in terms of quality, consistency and timeliness in the delivery of services.

COMPETITION

       The title insurance industry is highly competitive. According to Corporate Development Services, the top five title insurance companies accounted for 89% of net premiums collected in 1999. Over 40 independent title insurance companies accounted for the remaining 11% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants could affect our business operations and financial condition.

       We believe competition in the title insurance industry is based primarily on expertise, quality and timeliness of service, and price of products and services. In addition, the financial strength of the insurer has become an increasingly important factor in decisions relating to the purchase of title insurance, particularly in multi-state transactions and in situations involving real estate related investment vehicles such as real estate investment trusts and real estate mortgage investment conduits.

       Our real estate related service subsidiaries face significant competition from other similar service providers. In addition, these customers may choose to produce these services internally rather than purchase them from outside vendors.

REGULATION

       Title insurance companies, including underwriters, underwritten title companies and independent agents, are subject to extensive regulation under applicable state laws. Each insurance underwriter is usually subject to a holding company act in its state of domicile, which regulates, among other matters, the ability to pay dividends and investment policies. The laws of most states in which we transact business establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, accounting principles, financial practices, establishing reserve and capital and surplus as regards policyholders ("capital and surplus") requirements, defining suitable investments for reserves and capital and surplus and approving rate schedules. In 1998, the National Association of Insurance Commissioners approved codified accounting practices that changed the definition of what constitutes prescribed statutory accounting practices. This codification will result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements commencing in 2001. We are currently evaluating the impact of the rules.

       Pursuant to statutory accounting requirements of the various states in which our title insurance subsidiaries are licensed, those subsidiaries must defer a portion of premiums earned as an unearned premium reserve for the protection of policyholders and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined on a quarterly basis by statutory formula based upon either the age, number of policies, and dollar amount of policy liabilities underwritten, or the age and dollar amount of statutory premiums written. As of September 30, 2000, the combined statutory unearned premium reserve required and reported for our title insurance subsidiaries was $695 million.

       The insurance commissioners of their respective states of domicile regulate our title insurance subsidiaries. Regulatory examinations usually occur at three-year intervals, and certain of these examinations are currently ongoing. The Auditor Division of the Controller of the State of California is currently conducting an examination of the funds due the State of California under various escheatment regulations for the years ended on and prior to December 31, 1998. We have received a preliminary copy of the report and are continuing discussions with the Auditor Division of the Controller of the State of California to quantify amounts due, if any. We do not believe that the examinations performed by the insurance regulators or the Auditor Division of the Controller of the State of California will have a material impact on our financial position, our results of operations, or our combined capital and surplus.

       Our title insurance subsidiaries are subject to regulations that restrict their ability to pay dividends or make other distributions of cash or property to their immediate parent company without prior approval from the Department of Insurance of their respective states of domicile. As of September 30, 2000, our title insurance subsidiaries could pay dividends or make other distributions to us of $44.1 million.

       The combined statutory capital and surplus of our title insurance subsidiaries was $163.5 million, $164.3 million and $122.1 million as of December 31, 1999, 1998 and 1997, respectively, and $468.1 million as of September 30, 2000. The combined statutory earnings of our title insurance subsidiaries were $43.6 million, $37.8 million and $26.7 million for the years ended December 31, 1999, 1998 and 1997, respectively. Our combined statutory earnings for our title insurance subsidiaries for the nine-month period ended September 30, 2000, including Chicago Title from January 1, 2000, was $68 million.

       As a condition to continued authority to underwrite policies in the states in which our title insurance subsidiaries conduct their business, they are required to pay certain fees and file information regarding their officers, directors and financial condition. In addition, our escrow and trust business is subject to regulation by various state banking authorities.

       Pursuant to statutory requirements of the various states in which our title insurance subsidiaries are domiciled, they must maintain certain levels of minimum capital and surplus. Each of our title underwriters has complied with the minimum statutory requirements as of September 30, 2000.

       Our underwritten title companies are also subject to certain regulation by insurance regulatory or banking authorities, primarily relating to minimum net worth. Minimum net worth of $7.5 million, $2.5 million and $3 million is required for Fidelity National Title Company, Fidelity National Title Company of California and Chicago Title Company, respectively. All of our companies are in compliance with their respective minimum net worth requirements at September 30, 2000.

RATINGS

       Our title insurance subsidiaries are regularly assigned ratings by independent agencies designed to indicate their financial condition and/or claims paying ability. The ratings agencies determine ratings by quantitatively and qualitatively analyzing financial data and other information. Our subsidiaries include Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title. Ratings of our principal title insurance subsidiaries assigned during 1999, individually and collectively, are listed below:

Standard and Poor's (Financial Strength Rating)
FNF Family...............................................   A-

Moody's (Financial Strength Rating)
FNF Family...............................................  Baa1

Fitch (Claims Paying Ability Rating)
FNF Family...............................................   A-

Demotech, Inc. (Financial Stability Rating)
Fidelity Title...........................................   A'
Fidelity Title New York..................................   A'
Chicago Title............................................   A"
Ticor Title..............................................   A'
Security Union Title.....................................   A'
Alamo Title..............................................   A'

INVESTMENT POLICIES AND INVESTMENT PORTFOLIO

       Our investment policy is designed to maintain a high quality portfolio, maximize income, minimize interest rate risk and match the duration of our portfolio to our liabilities. We also make investments in certain equity securities in order to take advantage of perceived value and for strategic purposes. Various states regulate what types of assets qualify for purposes of capital and surplus and unearned premium reserves. Our subsidiaries' investments are restricted by the state insurance regulations of their domiciliary states and are limited primarily to cash and cash equivalents, federal and municipal governmental securities, mortgage loans, certain investment grade debt securities, equity securities and real estate.

       The information presented below as of and for the year ended December 31, 1999 includes the results for Fidelity only. The information as of and for the nine-month period ended September 30, 2000 includes the results for Chicago Title from March 20, 2000 to September 30, 2000.

       As of December 31, 1999 and September 30, 2000, the carrying amount, which approximates the fair value, of total investments was $506.9 million and $1,608.3 million, respectively.

       We purchase investment grade fixed maturity securities, selected non-investment grade fixed maturity securities and equity securities. The securities in our portfolio are subject to economic conditions and normal market risks and uncertainties.

       The following table presents certain information regarding the investment ratings of our fixed maturity portfolio at December 31, 1999 and September 30, 2000.

                                                  DECEMBER 31, 1999                              SEPTEMBER 30, 2000
                                      ------------------------------------------    ---------------------------------------------
                                      AMORTIZED      %         FAIR        %        AMORTIZED       %          FAIR         %
             RATING(1)                  COST      OF TOTAL    VALUE     OF TOTAL       COST      OF TOTAL     VALUE      OF TOTAL
             ---------                ---------   --------   --------   --------    ----------   --------   ----------   --------
                                                                        (DOLLARS IN THOUSANDS)
AAA.................................  $163,831      46.3%    $160,280     46.2%     $  766,205     66.7%    $  767,021     66.9%
AA..................................    79,271      22.4       78,280     22.6         161,692     14.1        162,296     14.2
A...................................    85,139      24.1       83,418     24.0         112,463      9.8        111,493      9.7
BBB.................................    20,340       5.8       19,875      5.7          53,716      4.7         53,564      4.7
Other...............................     5,244       1.4        5,198      1.5          55,231      4.7         51,706      4.5
                                      --------     -----     --------    -----      ----------    -----     ----------    -----
                                      $353,825     100.0%    $347,051    100.0%     $1,149,307    100.0%    $1,146,080    100.0%
                                      ========     =====     ========    =====      ==========    =====     ==========    =====

------------
(1) Ratings as assigned by Standard & Poor's Ratings Group and Moody's Investors Service.

       Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Fixed maturity securities with an amortized cost of $51.7 million and $76.2 million and a fair value of $51.3 million and $72.6 million were callable at December 31, 1999 and September 30, 2000, respectively.

       The following table presents certain information regarding our fixed maturity securities at December 31, 1999 and September 30, 2000.

                                                   DECEMBER 31, 1999                             SEPTEMBER 30, 2000
                                       ------------------------------------------   ---------------------------------------------
                                       AMORTIZED      %         FAIR        %       AMORTIZED       %          FAIR         %
              MATURITY                   COST      OF TOTAL    VALUE     OF TOTAL      COST      OF TOTAL     VALUE      OF TOTAL
              --------                 ---------   --------   --------   --------   ----------   --------   ----------   --------
                                                                         (DOLLARS IN THOUSANDS)
One year or less.....................  $ 10,641       3.0%    $ 10,609      3.0%    $  121,073     10.5%    $  121,109     10.6%
After one year through five years....   184,042      52.0      181,375     52.3        538,499     46.9        531,025     46.3
After five years through ten years...   135,383      38.3      131,563     37.9        231,530     20.1        232,746     20.3
After ten years......................    23,759       6.7       23,504      6.8        258,206     22.5        261,200     22.8
                                       --------     -----     --------    -----     ----------    -----     ----------    -----
                                       $353,825     100.0%    $347,051    100.0%    $1,149,308    100.0%    $1,146,080    100.0%
                                       ========     =====     ========    =====     ==========    =====     ==========    =====

       Our equity securities at December 31, 1999 and September 30, 2000 consisted of investments in various industry groups as follows:

                                                      DECEMBER 31, 1999     SEPTEMBER 30, 2000
                                                      ------------------    ------------------
                                                                  FAIR                  FAIR
                                                       COST       VALUE      COST       VALUE
                                                      -------    -------    -------    -------
                                                               (DOLLARS IN THOUSANDS)
Banks, trust and insurance companies................  $ 1,559    $ 1,628    $ 1,637    $ 1,720
Industrial, miscellaneous and all other.............   38,180     37,253     53,019     51,569
                                                      -------    -------    -------    -------
                                                      $39,739    $38,881    $54,656    $53,289
                                                      =======    =======    =======    =======

       Our investment results for the year ended December 31, 1999 were as follows:

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                                        1999
                                               ----------------------
                                               (DOLLARS IN THOUSANDS)
Net investment income(1)(2)..................         $ 33,914
Average invested assets(1)...................          547,413
Effective return on average invested
  assets(1)..................................              6.2%

                                                   (Footnotes on following page)

------------
(1) Excludes investments in real estate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Revenue."

(2) Net investment income as reported in our Consolidated Statements of Earnings has been adjusted in the presentation above to provide the tax equivalent yield on tax exempt investments and to exclude net realized capital gains (losses) on the sale of investments and other assets. Net realized capital gains (losses) totaled ($76,000) in 1999.

EMPLOYEES

       As of September 30, 2000, we had approximately 16,000 full-time equivalent employees. We believe that our relations with employees are generally good.

PROPERTIES

       The majority of our branch offices are leased from third parties. We own the remaining branch offices.

       As of September 30, 2000, we leased office and storage space as follows:

                                                               NUMBER OF
                                                              LOCATIONS(1)
                                                              ------------
California..................................................      428
Texas.......................................................      130
Arizona.....................................................      102
Illinois....................................................       98
Florida.....................................................       61
Washington..................................................       59
Oregon......................................................       52
Indiana.....................................................       31
New York....................................................       26
Ohio........................................................       25
Nevada......................................................       20
North Carolina..............................................       19
New Jersey and Maryland.....................................       18
Pennsylvania................................................       16
Tennessee...................................................       14
Colorado....................................................       13
Virginia....................................................       12
Minnesota...................................................       11
Kansas......................................................        9
Georgia.....................................................        8
Missouri....................................................        7
New Mexico, Michigan, Massachusetts and Connecticut.........        6
Louisiana and Hawaii........................................        5
Montana.....................................................        4
South Carolina and Kentucky.................................        3
Wisconsin, Washington D.C., Rhode Island, Delaware and
  Alabama...................................................        2
Utah, New Hampshire and Idaho...............................        1

------------
(1) Represents the number of locations in each state listed.

LEGAL PROCEEDINGS

       In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than those listed below, depart from customary litigation incidental to our business and that the resolution of all such litigation will not have a material adverse effect on us.

       As previously disclosed in our prior Securities and Exchange Commission filings, we have been named as a defendant in five class action lawsuits alleging irregularities and violations of title and escrow practices. One of these suits was filed by the Attorney General of the State of California on behalf of the California Controller and the California Department of Insurance against the entire title and escrow industry in California. The other four were filed by private law firms in state and federal courts in San Francisco and Los Angeles. In February 2000, we reached a settlement of the lawsuit filed by the California Department of Insurance. The settlement does not require us to pay any fine or penalty. Two of the other lawsuits brought by private firms have been dismissed. We are vigorously defending the remaining lawsuits. Chicago Title was named as a defendant in three similar private lawsuits and is a defendant class member in the action filed by the California Attorney General. Two of the private lawsuits against Chicago Title have been dismissed and we are vigorously defending the remaining lawsuit. We do not believe that the resolution of these lawsuits will have a material impact on us.

                  SHARE OWNERSHIP OF DIRECTORS AND MANAGEMENT

       The following table sets forth the beneficial ownership as of January 10, 2001, of our common stock by our directors and selected executive officers. The information as to beneficial common stock ownership is based on data furnished by the persons concerning whom such information is given.

                                                    SHARES OF COMMON STOCK BENEFICIALLY OWNED
                                            ----------------------------------------------------------
                                                             COMMON
                                             COMMON          STOCK         TOTAL SHARE     PERCENT OF
              NAME AND TITLE                  STOCK      EQUIVALENTS(1)     OWNERSHIP        TOTAL
              --------------                ---------    --------------    -----------    ------------
William P. Foley, II......................  3,070,076(2)   1,801,158        4,871,234         6.79%
  Chairman of the Board and Chief
  Executive Officer
Frank P. Willey...........................    676,301        380,256        1,056,557         1.50%
  Vice Chairman of the Board
Patrick F. Stone..........................     40,758        203,925          244,683            *
  President and Chief Operating Officer
Alan L. Stinson...........................     21,293         72,711           94,004            *
  Executive Vice President and Chief
  Financial Officer
John Joseph Burns, Jr. ...................     44,680          7,480           52,160            *
  Director
John F. Farrell, Jr. .....................        -0-          3,740            3,740            *
  Director
Philip G. Heasley.........................        -0-          7,480            7,480            *
  Director
William A. Imparato.......................     10,333         58,230           68,563            *
  Director
Donald M. Koll............................        -0-         67,570           67,570            *
  Director
Daniel D. (Ron) Lane......................     90,529         35,250          125,779            *
  Director
General William Lyon......................     10,067         35,500           45,567            *
  Director
J. Thomas Talbot..........................     21,167         25,000           52,167            *
  Director
Cary H. Thompson..........................        -0-         50,168           50,168            *
  Director
Richard Paul Toft.........................     30,556          7,480           38,036            *
  Director
Listed individuals as a group (14
  persons)................................  4,021,760      2,755,948        6,777,708         9.32%

------------
 *  Represents less than one percent.

(1) "Common stock equivalents" are vested stock options and stock options exerciseable within 60 days after January 10, 2001.

(2) Included in this amount are 1,554,481 shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole stockholders and 272,646 shares held by Foley Family Charitable Foundation; Mr. Foley is a "controlling person" of the Company.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.


                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITER                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  2,371,750
Bear, Stearns & Co. Inc. ...................................  1,467,750
Lehman Brothers Inc. .......................................  1,467,750
U.S. Bancorp Piper Jaffray Inc. ............................  1,467,750
Fox-Pitt, Kelton Inc. ......................................     75,000
Janney Montgomery Scott LLC.................................     75,000
Roth Capital Partners, Inc. ................................     75,000
                                                              ---------
             Total..........................................  7,000,000
                                                              =========


       The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS


       The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.96 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


       The following table shows the public offering price, underwriting discount and proceeds before expenses in Fidelity. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.


                                                       PER SHARE    WITHOUT OPTION    WITH OPTION
                                                       ---------    --------------    -----------
Public offering price................................   $33.50       $234,500,000     $269,675,000
Underwriting discount................................    $1.60        $11,200,000      $12,880,000
Proceeds, before expenses, to Fidelity...............   $31.90       $223,300,000     $256,795,000



       The expenses of the offering, not including the underwriting discount, are estimated at $600,000 and are payable by Fidelity.

OVER-ALLOTMENT OPTION


       We have granted an option to the underwriters to purchase up to 1,050,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES

       We and our executive officers and directors have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock;

       - sell any option or contract to purchase any common stock;

       - purchase any option or contract to sell any common stock;

       - grant any option, right or warrant for the sale of any common stock;

       - lend or otherwise dispose of or transfer any common stock;

       - request or demand that we file a registration statement related to the common stock; or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch has agreed that Messrs. Foley and Willey will be permitted to sell up to an aggregate of 400,000 and 200,000, respectively, of the shares of our common stock owned by them prior to the expiration of the lock-up period. Also, we will be permitted to issue up to 253,125 shares of our common stock to NMS Liquidation, Inc., whose assets we purchased in March 2000 in exchange for payment consisting in part of such shares. We currently expect to issue no more than 163,000 shares in connection with the transaction. NMS may sell these shares to the public pursuant to a registration rights agreement between NMS and Fidelity.

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

       Some of the underwriters and their affiliates are or have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Cary H. Thompson, a senior managing director of Bear, Stearns & Co. Inc., is a director of Fidelity.

                                 LEGAL MATTERS

       The validity of the shares of our common stock offered hereby will be passed upon for Fidelity by Stradling Yocca Carlson & Rauth, Professional Corporation, Newport Beach, California. Certain legal matters in connection with the offering will by passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P., renders certain legal services to us from time to time.

                                    EXPERTS

       The consolidated financial statements of Fidelity National Financial, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, and the consolidated financial statements of Chicago Title Corporation and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, incorporated in this prospectus supplement by reference to the accompanying prospectus, have been so incorporated in reliance on the reports of KPMG LLP, independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS
$400,000,000

                     FIDELITY NATIONAL FINANCIAL, INC. LOGO

                       DEBT SECURITIES, PREFERRED STOCK,
                       DEPOSITARY SHARES AND COMMON STOCK
                            ------------------------

     Fidelity National Financial, Inc. may from time to time offer and sell debt securities, shares of preferred stock, depositary shares representing fractional interests in shares of preferred stock, and shares of common stock for an aggregate initial public offering price of up to $400,000,000. We will provide the specific terms for each of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
                            ------------------------

     Our common stock is traded on the New York Stock Exchange under the symbol "FNF".
                            ------------------------

     The securities we may offer involve a high degree of risk. The risks associated with an investment in our company, as well as with the particular types of securities, will be described in the prospectus supplement.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
                            ------------------------


                The date of this prospectus is December 22, 1999

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement (No. 333-65837) that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time any combination of the securities described in this prospectus, either separately or in units, in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities that we offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including the exhibits, at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (SEC File No. 1-9396) and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

- Annual Report on Form 10-K for the year ended December 31, 1998;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

- Current Reports on Form 8-K dated March 19, 1999 and August 1, 1999; and

- The description of our Common Stock which is contained in our Registration Statement on Form 8-A filed on February 4, 1992 under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings, other than exhibits, at no cost by contacting us at the following address:

             Corporate Secretary
             Fidelity National Financial, Inc.
             17911 Von Karman Avenue, Suite 300
             Irvine, California 92614
             (949) 622-5000

     You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                          FORWARD LOOKING INFORMATION

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the prospective results. All statements, other than statements of historical fact we make in this prospectus, prospectus supplement or in any document incorporated by reference are forward-looking and may be identified by words such as "anticipate," "believe," "estimate" and similar expressions. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

     - changes in the interest rate environment;

     - decreases in activity in the real estate market;

     - changes in general economic conditions, either nationally or in the regions in which we operate;

     - increases in competitive pressure in the title insurance and other title and real estate related services industries; and

     - legislative or regulatory changes that adversely affect our operations.

     These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 1998, as well as the section entitled "Risk Factors" that appears in the prospectus supplement accompanying this prospectus.

                       FIDELITY NATIONAL FINANCIAL, INC.

     Fidelity National Financial, Inc. is one of the largest national title insurance underwriters and also provides diversified real estate services. We are engaged in doing business in 49 states, the District of Columbia, Mexico, Puerto Rico and the Virgin Islands. Through our subsidiaries, we issue title insurance policies and perform other title-related services such as escrow, collection and trust activities, real estate information and technology services, trustee sale guarantees, home warranty insurance, credit reporting, attorney services, flood certification, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. Title insurance and related services are provided through our direct operations and otherwise through independent title insurance agents who issue title policies on behalf of our underwriting subsidiaries. Title insurance is generally accepted as the most efficient means of determining title to, and the priority of interests in, real estate in nearly all parts of the United States. Today, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made or to allow the sale of loans in the secondary market.

     Our principal underwriting subsidiaries are Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of New York, Nations Title Insurance of New York Inc., and Alamo Title Insurance. We also operate through our underwritten title companies, a national network of agents and our real estate-related ancillary service companies. Additionally, our subsidiary FNF Capital, Inc., originates, funds, purchases, sells, securitizes and services equipment leases for a broad range of businesses.

     During 1996 and 1997, we expanded our platform of title and real estate transactional services and increased our market share in the commercial and agency segments of the title industry. Through our proprietary technology we offer fully integrated software to our customers in the real estate closing business, creating a competitive advantage through increased productivity and accuracy.

     Fidelity has long recognized the perceived volatility of the title insurance industry as it relates to interest rates and other factors affecting the real estate industry. As a result, we will continue to consider strategic opportunities in businesses that are less interest rate sensitive than the title industry.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, the proceeds we receive from the sale of the offered securities, after paying our expenses related to the offering, will be added to our general funds and may be used:

     - to meet our working capital requirements;

     - to repurchase or redeem our outstanding debt securities;

     - to refinance or repay our outstanding borrowings;

     - to make investments in or loans to our subsidiaries;

     - to finance acquisitions; and

     - for other general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges of Fidelity for each of the periods indicated were as follows:


                                    NINE MONTHS
                                       ENDED
    YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
--------------------------------   -------------
1994   1995   1996   1997   1998   1998    1999
----   ----   ----   ----   ----   ----    -----
1.7    1.5    2.7    3.8    5.7     6.5     4.7


     In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes and extraordinary items plus fixed charges. Fixed charges are the sum of (i) interest on indebtedness and amortization of debt discount and debt issuance costs and (ii) an interest factor attributable to rentals.

     Fidelity's ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as the ratios of earnings to fixed charges, because Fidelity had no shares of preferred stock outstanding during the periods indicated and currently has no such shares outstanding.

                         CERTAIN FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data of Fidelity as of and for each of the years in the three-year period ended December 31, 1998 and as of and for the nine months ended September 30, 1998 and 1999. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto incorporated by reference herein. See "Where You Can Find More Information."

                                                                                  NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                             --------------------------------   ---------------------
                                               1996       1997        1998        1998        1999
                                             --------   --------   ----------   --------   ----------
                                                                                     (UNAUDITED)
STATEMENT OF EARNINGS DATA:
  Total revenue............................  $734,795   $863,059   $1,288,465   $913,070   $1,043,930
  Total expenses...........................   686,569    777,456    1,113,331    780,610      939,972
                                             --------   --------   ----------   --------   ----------
  Earnings before income taxes and
     extraordinary item....................    48,226     85,603      175,134    132,460      103,958
  Income tax expense.......................    18,985     36,595       69,442     55,540       41,843
                                             --------   --------   ----------   --------   ----------
  Earnings before extraordinary item.......    29,241     49,008      105,692     76,920       62,115
  Extraordinary item.......................        --     (1,700)          --         --           --
                                             --------   --------   ----------   --------   ----------
  Net earnings.............................  $ 29,241   $ 47,308   $  105,692   $ 76,920   $   62,115
                                             ========   ========   ==========   ========   ==========
PER SHARE AND OTHER DATA:
  Basic net earnings.......................  $ 29,241   $ 47,308   $  105,692   $ 76,920   $   62,115
                                             ========   ========   ==========   ========   ==========
  Basic earnings per share before
     extraordinary item....................  $   1.43   $   2.10   $     3.79   $   2.78   $     2.05
  Extraordinary item.......................        --      (0.07)          --         --           --
                                             --------   --------   ----------   --------   ----------
  Basic net earnings per share.............  $   1.43   $   2.03   $     3.79   $   2.78   $     2.05
                                             ========   ========   ==========   ========   ==========
  Weighted average shares outstanding,
     basic basis...........................    20,426     23,355       27,921     27,653       30,353
  Diluted net earnings.....................  $ 32,437   $ 50,450   $  108,155   $ 78,803   $   62,378
                                             ========   ========   ==========   ========   ==========
  Diluted net earnings per share before
     extraordinary item....................  $   1.23   $   1.76   $     3.23   $   2.36   $     1.95
  Extraordinary item.......................        --      (0.06)          --         --           --
                                             --------   --------   ----------   --------   ----------
  Diluted net earnings per share...........  $   1.23   $   1.70   $     3.23   $   2.36   $     1.95
                                             ========   ========   ==========   ========   ==========
  Weighted average shares outstanding,
     diluted basis.........................    26,431     29,599       33,474     33,347       32,037
  Dividends per share......................  $   0.22   $   0.24   $     0.26   $   0.19   $     0.21
  Earnings before income taxes and
     extraordinary item as a percent of
     total revenue.........................      6.56%      9.92%       13.59%     14.51%        9.96%
BALANCE SHEET DATA:
  Investments..............................  $270,134   $376,285   $  519,332   $434,327   $  490,653
  Cash and cash equivalents................    65,551     54,975       42,492     53,701       46,209
  Notes payable............................   179,508    163,015      214,624    155,566      190,295
  Reserve for claim losses.................   196,527    201,674      224,534    215,611      239,254
  Stockholders' equity.....................   162,645    274,050      396,740    354,768      446,200

                         DESCRIPTION OF DEBT SECURITIES

     We may offer any combination of senior debt securities or subordinated debt securities, either separately, or together with, or upon the conversion of or in exchange for, other securities. Debt securities are unsecured general obligations. Senior debt securities rank above all subordinated debt and equal to all other debt outstanding on the date of the prospectus supplement. Subordinated debt securities rank in right of payment below all other debt outstanding at or after the time issued, unless the other debt provides that it is not senior to the subordinated debt. As used in this prospectus, "debt securities" means the debentures, notes, bonds and other evidences of indebtedness that we issue. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

     When we issue debt securities, we will enter into an indenture with a trustee. The indenture is the legal document which specifies the terms and conditions of the debt securities and the obligations of the trustee to persons who hold the debt securities. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed as an exhibit to the registration statement of which this prospectus is a part.

     The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL

     We may issue debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be unsecured and unsubordinated obligations of ours and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior debt, including any outstanding senior debt securities, have been made.

     The indentures might not limit the amount of other debt that we may incur and might not contain a financial or similar restrictive covenants. The indentures might not contain any provisions to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

     Because we are a holding company that conducts our operations through our subsidiaries, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, beneficiaries under title insurance policies, and guarantee holders. As of September 30, 1999, our subsidiaries had approximately $98.0 million of outstanding debt. Moreover, our ability to pay principal and interest on the debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. Certain of our principal operating subsidiaries are subject to insurance regulations that require minimum amounts of statutory surplus, which may restrict the amount of funds which are available to us from such subsidiaries, or require prior approval from the regulatory agency before those subsidiaries can pay us any extraordinary dividends.

TERMS OF DEBT SECURITIES

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title and type of the debt securities;

     - any limit on the total principal amount of the debt securities or the series of which they are a part;

     - the price at which the debt securities will be issued;

     - the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

     - the maturity date of the debt securities;

     - if the debt securities will bear interest, the interest rate on the debt securities, the date from which interest will accrue, the record and interest payment dates for the debt securities, the first interest payment date, and any circumstances under which we may defer interest payments;

     - the terms and conditions upon which the debt securities will be convertible into, or exchangeable for, common stock or other securities, including the initial conversion price or exchange rate and any adjustments thereto;

     - the subordination terms applicable to the debt securities;

     - any optional redemption provisions that would permit us or the holders of debt securities to elect redemption or repayment of the debt securities prior to their final maturity including upon a change of control of Fidelity or other extraordinary event;

     - the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

     - any provisions that would permit us or the holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

     - whether the provisions described under the heading "Defeasance" below apply to the debt securities;

     - any changes to or additional events of default or covenants;

     - whether the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary for those global securities;

     - any special tax implications of the debt securities; and

     - any other terms of the debt securities.

PAYMENT; TRANSFER

     In the applicable prospectus supplement, we will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities.

DENOMINATIONS

     Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

ORIGINAL ISSUE DISCOUNT

     Debt securities may be issued under the indenture as original issue discount securities and sold at a substantial discount below their stated principal amount. If a debt security is an "original issue discount security," that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the indenture. The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any original issue discount securities.

CONVERSION AND EXCHANGE RIGHTS

     The applicable prospectus supplement relating to a series of debt securities will describe the terms on which those debt securities are convertible into or exchangeable for shares of common stock or other securities.

     The applicable prospectus supplement will also describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated, the date before any day fixed for redemption of the debt securities at which the conversion or exchange rights will expire, and the events or circumstances which will result in adjustments to the conversion or exchange price, and, as applicable, the formulae for determining the adjusted conversion or exchange price. Events which may result in an adjustment include:

     - stock dividends, stock splits and similar changes to our common stock;

     - other distributions of debt as assets to holders of common stock;

     - extraordinary cash dividends on our common stock;

     - reclassifications of our common stock; and

     - mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

     The conversion or exchange price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

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

SUBORDINATION

     Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

     We may not make any payment on the subordinated debt securities if a default in the payment of the principal of, premium, if any, interest or other obligations, including a default under any repurchase or redemption obligation, in respect of designated senior indebtedness occurs and continues beyond any applicable grace period. We may not make any payment on the subordinated debt securities if any other default occurs and continues with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default from us, a holder of such designated senior indebtedness or other person permitted to give such notice. We may not resume payments on the subordinated debt securities until the defaults are cured or certain periods pass.

     If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

     The term "designated senior indebtedness" means our obligations under any particular senior indebtedness in which the debt instrument expressly provides that the senior indebtedness will be designated senior indebtedness with respect to the subordinated debt securities.

     The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

CONSOLIDATION, MERGER OR SALE

     The indentures generally permit a consolidation or merger between us and another corporation. They also permit the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

     - the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

     - immediately after the transaction, no event of default exists.

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

We are not required by the indenture to comply with those provisions if we sell all of our property and assets to another corporation if, immediately after the sale, that corporation is a subsidiary in which we own all of the capital stock.

     If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor corporation may exercise our rights and powers under the indenture, in our name or in its own name, and we will be released from all our liabilities and obligations under the indenture and under the debt securities.

MODIFICATION AND WAIVER

     Under the indentures, certain of our rights and obligations and certain of the rights of holders of the debt securities may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following modifications and amendments will not be effective against any holder without its consent:

     - a change in the stated maturity date of any payment of principal or interest;

     - a reduction in certain payments due on the debt securities;

     - make a change that adversely affects the rights of the holders of the debt securities to convert them into common stock;

     - a change in the place of payment or currency in which any payment on the debt securities is payable;

     - a limitation of a holder's right to sue us for the enforcement of certain payments due on the debt securities;

     - a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

     - a limitation of a holder's right, if any, to repayment of debt securities at such holder's option; and

     - a modification of any of the foregoing requirements or a reduction in the percentage of outstanding debt securities required to waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture.

     Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all holders of that series:

     - waive compliance by us with certain restrictive covenants of the indenture; and

     - waive any past default under the indenture, except: a default in the payment of the principal of or any premium or interest on any debt securities of that series, or a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

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

EVENTS OF DEFAULT

     An "event of default," when used in an indenture with respect to any series of debt securities, means any of the following:

     - failure to pay interest on any debt security of that series for a specified number of days after the payment is due;

     - failure to pay the principal of or any premium on any debt security of that series when due;

     - failure to perform any other covenant in the indenture that applies to debt securities of that series for a specified number of days after we have received written notice of the failure to perform in the manner specified in the indenture;

     - certain events in bankruptcy, insolvency or reorganization; or

     - any other event of default that may be specified in the prospectus supplement.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration.

     The prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an event of default occurs and continues.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file an officers' certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers such withholding of notice to be in the best interests of the holders.

     Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee.

DEFEASANCE

     At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. A defeasance provision enables us to terminate our obligation to pay the debt securities if we provide for payment through another source. In particular,

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

these provisions would release us from our obligations to make payments on the debt securities of that series and to comply with the other covenants if we deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on the debt securities of that series on the dates such payments are due under the indenture and the terms of the debt securities. As used above, "government obligations" mean:

- securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

- securities of government agencies backed by the full faith and credit of such government.

     In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

- the indenture will no longer apply to the debt securities of that series (except for certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to convert debt securities into common stock, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds); and

- holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series.

     Under federal income tax law, such deposit and discharge may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. No such defeasance shall be permitted unless prior thereto, the trustee shall have received an opinion of counsel to the effect that such action will not have any federal income tax consequences to the holders.

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

                         DESCRIPTION OF PREFERRED STOCK

     We may issue preferred stock either separately, or together with, or upon the conversion of or in exchange for, other securities. A prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to those shares of preferred stock.

     We have summarized certain terms and provisions of the preferred stock in this section. The summary is not complete. We have also filed or incorporated by reference our Restated Certificate of Incorporation and the form of Certificate of Designation, Preferences and Rights of Preferred Stock as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and the Certificate of Designation relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

     We may elect to offer depositary shares representing a fractional interest in shares of preferred stock deposited with a depositary. For information about the depositary shares, please see "Description of Depositary Shares" below.

GENERAL

     Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority, without further stockholder action, to issue a maximum of 3,000,000 shares of preferred stock. As of September 30, 1999, no shares of preferred stock were issued or outstanding or reserved for issuance. The Board of Directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

     - the number of shares and designation or title of the shares;

     - dividend rights;

     - whether and upon what terms the shares will be redeemable;

     - the rights of the holders upon our dissolution or upon the distribution of our assets;

     - whether and upon what terms the shares will have a purchase, retirement or sinking fund;

     - the terms and conditions upon which the shares will be convertible into common stock or other securities, including the initial conversion rate and any adjustments to the conversion rate;

     - the voting rights, if any, which will apply; and

     - any other preferences, rights, limitations or restrictions of the series.

     If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. Such shares will not be part of any particular series of preferred stock and may be reissued by us.

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

     The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock for specific terms, including:

     - the title and liquidation preference of the preferred stock and the number of shares offered;

     - the initial public offering price at which we will issue the preferred stock;

     - the dividend rate or rates, the method of calculation, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

     - any redemption or sinking fund provisions;

     - the conversion provisions;

     - whether we have elected to offer depositary shares as described under "Description of Depositary Shares" below; and

     - any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     When we issue shares of preferred stock, they will be fully paid and nonassessable. Shares of preferred stock are fully paid and nonassessable if the full purchase price for the outstanding preferred stock will have been paid and the holders of such shares of preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

     - each series of the preferred stock will rank equally in all respects with the outstanding shares of each other series of the preferred stock; and

     - the preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future.

DIVIDENDS

     The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by our Board of Directors or its duly authorized committee, out of our assets that we can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will set forth the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our Board of Directors or its duly authorized committee.

     The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or noncumulative. If our Board of Directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and we will not be obligated to pay the dividend for that dividend period even if the Board declares a dividend on that series payable in the future.

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

REDEMPTION

     A series of the preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that we may issue in the future.

     If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that we will redeem each year and the redemption price. If shares of preferred stock are redeemed, we will pay all accrued and unpaid dividends on those shares of preferred stock up to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will be paid in cash or other property. If (1) we are only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance and
(2) the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into such capital stock.

     If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, our Board of Directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

     Even though the terms of a series of preferred stock may permit redemption of shares of preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

- we will not redeem any preferred stock of that series unless we simultaneously redeem all outstanding shares of preferred stock of that series; and

- we will not purchase or otherwise acquire any preferred stock of that series.

     The prohibition discussed in the prior sentence will not prohibit us from purchasing or acquiring preferred stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

     Unless the applicable prospectus supplement specifies otherwise, we will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. If we issue depositary shares representing interests in preferred shares, we will give the notice to the depositary between 40 to 70 days prior to the date fixed for redemption. We will mail the notices to the holders' addresses as they appear on our stock records. Each notice will state:

- the redemption date;

- the number of shares and the series of the preferred stock to be redeemed;

- the redemption price;

- the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

- that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

- the date when the holders' conversion rights, if any, will terminate.

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

     If we redeem fewer than all shares of any series of the preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

     If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

- the dividends on the preferred stock called for redemption will no longer accrue;

- such shares will no longer be considered outstanding; and

- the holders will no longer have any rights as stockholders except to receive the redemption price.

     When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by us. If we redeem fewer than all of the shares represented by any certificate, we will issue a new certificate representing the unredeemed shares without cost to the holder.

     In the event that a redemption described above is deemed to be a "tender offer" within the meaning of Rule 14e-1 under the Exchange Act, we will comply with all applicable provisions of the Exchange Act.

CONVERSION

     The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms on which shares of that series are convertible into shares of common stock or other securities, which may include a different series of preferred stock. The applicable prospectus supplement will also specify the price at which the shares of preferred stock are convertible, the date before any day fixed for redemption of the preferred stock at which the conversion rights will expire, and the events or circumstances which will result in adjustments to the conversion price, and, as applicable, the formulae for determining the adjusted conversion price. Events which may result in a conversion price adjustment include:

- stock dividends, stock splits and similar changes to our common stock;

- other distributions of debt as assets to holders of common stock;

- extraordinary cash dividends on the common stock;

- reclassifications of the common stock; and

- mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

     The conversion price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

RIGHTS UPON LIQUIDATION

     Unless the applicable prospectus states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of shares of each series of the preferred stock will be entitled to receive:

- liquidation distributions in the amount stated in the applicable prospectus supplement; and

- all accrued and unpaid dividends, whether or not earned or declared.

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

     We will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of our assets available for distribution to stockholders before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

     The sale of all or substantially all of our property and assets, our merger into or consolidation with any other corporation or the merger of any other corporation into us will not be considered a dissolution, liquidation or winding up of our business.

     If (1) we voluntarily or involuntarily liquidate, dissolve or wind up our business and (2) the assets available for distribution to the holders of the preferred stock of any series and any other shares of our stock ranking equal with such series as to any such distribution are insufficient to pay all amounts to which the holders are entitled, then we will only make pro rata distributions to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business. In other words, the distributions we pay to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business will bear the same relationship to each other that the full distributable amounts for which such holders are respectively entitled upon such dissolution, liquidation or winding up of our business bear to each other.

     After we pay the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, such holders will have no right or claim to any of our remaining assets.

VOTING RIGHTS

     Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then each share of preferred stock will be entitled to one vote.

     As more fully described under "Description of Depositary Shares" below, if we elect to provide for the issuance of depositary shares representing fractional interests in shares of preferred stock, the holders of each depositary share will be entitled to a fraction of a vote.

     For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of such series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in such series.

     Unless we receive the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (1) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (2) have voting rights that are exercisable and that are similar to those of such series, we will not:

     - authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

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

     - amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our Restated Certificate of Incorporation or of the resolutions contained in a Certificate of Designation creating such series of the preferred stock so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding preferred stock.

     This consent must be given by the holders of at least two-thirds of all such outstanding preferred stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (1) increase the amount of the authorized preferred stock, (2) create and issue another series of preferred stock, or (3) increase the amount of authorized shares of any series of preferred stock, if such preferred stock in each case ranks equal with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

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

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue depositary shares representing a fractional interest in shares of preferred stock. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

     We have summarized certain terms and provisions of the deposit agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We have also filed the form of deposit agreement, including the form of depositary receipt, as an exhibit to the registration statement. You should read the forms of deposit agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

GENERAL

     We may offer fractional interests in preferred stock, rather than full shares of preferred stock. If we do, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock. The fractional interest to be issued will be specified in the applicable prospectus supplement.

     The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million acting as a depositary. We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

     If you surrender depositary receipts at the principal office of the depositary, you will be entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

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

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

     If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

     The deposit agreement will also contain provisions relating to how any subscription or similar rights offered by us to holders of the preferred stock will be made available to the holders of depositary shares.

CONVERSION AND EXCHANGE

     If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each

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

record holder of such depositary shares on the record date will be entitled to instruct the depositary as to how the preferred stock underlying the holder's depositary shares should be voted.

     The depositary will try, if practical, to vote the number of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested by and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holders of the depositary shares relating to such preferred stock.

TAXATION

     Owners of depositary shares will be treated for federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

     - no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

     - the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock; and

     - the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A deposit agreement may be terminated by us or the depositary only if:

     - all outstanding depositary shares relating to the deposit agreement have been redeemed; or

     - there has been a final distribution on the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up of our business and the distribution has been distributed to the holders of the related depositary shares.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

MISCELLANEOUS

     We will forward to the holders of depositary shares all reports and communications that we must furnish to the holders of the preferred stock.

     Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to performance in good faith of duties set forth in the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us and/or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

                          DESCRIPTION OF COMMON STOCK

     We may issue shares of common stock. A prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that common stock.

     We have summarized certain terms and provisions of the common stock in this section. The summary is not complete. We have filed our Restated Certificate of Incorporation and our bylaws as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and our bylaws for additional information before you buy any common stock.

GENERAL

     Stock Outstanding. As of December 17, 1999, our authorized common stock was 50,000,000 shares, of which 27,558,367 shares were issued and outstanding.

     Payment of Dividends. Holders of common stock may receive dividends when declared by our Board of Directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of outstanding preferred stock. Our ability to pay dividends may also be restricted by loan agreements, regulatory restrictions, or other transactions that we enter into from time to time.

     Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our stockholders unless Delaware law or the certificate of designation for an outstanding series of preferred stock gives the holders of that preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock have no cumulative voting rights for the election of directors. With no cumulative voting rights, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our Board of Directors.

     Rights Upon Liquidation; No Preemptive or Preferred Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets legally distributable to our stockholders after we have provided for any liquidation preference for outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights, as holders of common stock, to buy any portion of those issued securities. Holders of common stock have no preferences, conversion or exchange rights.

     Listed on NYSE; Transfer Agent. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "FNF." Continental Stock Transfer and Trust Company serves as the transfer agent and registrar for the common stock.

     Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. Any additional common stock that we may issue in the future pursuant to an offering under this prospectus or upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of our Restated Certificate of Incorporation may make it less likely that our management would be changed or someone would acquire voting control of our company without our Board's consent. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or attempts that might allow stockholders to receive premiums over the market price of their common stock.


     Fair Price Provision; Transactions With Interested Stockholders. Our Restated Certificate of Incorporation prohibits certain business combinations between us and interested stockholders, which include direct and indirect owners of 10% or more of our voting stock unless those transactions are approved by holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as a single class. This two-thirds approval is in addition to any approval required by law. Business combinations requiring the two-thirds approval include the following transactions, among others:


     - any merger or consolidation with an interested stockholder or a corporation affiliated with an interested stockholder;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of our assets valued at 10% or more of the fair market value of our consolidated assets to an interested stockholder or person or entity affiliated with an interested stockholder, other than in the ordinary course of business;

     - the issuance, pledge or transfer by us of any of our securities, or the securities of one or more of our subsidiaries to an interested stockholder in exchange for consideration with a value of 10% or more of the fair market value of our consolidated assets, unless such person is acting as an underwriter for such securities;

     - any sale, lease, pledge, exchange, mortgage or other transfer or disposition of the assets of any interested stockholder or any person or entity affiliated with an interested stockholder with a value of 10% or more of the fair market value of our consolidated assets to us or one or more of our subsidiaries, other than in the ordinary course of business;

     - the adoption of any plan proposed by or on behalf of an interested stockholder or a person or entity affiliated with an interested stockholder to liquidate or dissolve our company; and

     - any transaction that increases the voting power or proportionate share of any class of our equity or convertible securities owned directly or indirectly by an interested stockholder or a person or entity affiliated with an interested stockholder.


     Stockholders do not need to approve a business combination under our Restated Certificate of Incorporation if two-thirds of the "continuing directors" approve the business combination. Continuing directors are those directors, other than the interested stockholder or any representative or affiliate of the interested stockholder, (1) who were members of the Board of Directors before the interested stockholder involved in the business combination became an interested stockholder or (2) whose election or nomination was approved by a majority of such directors.

     Stockholders also do not need to approve a business combination under our Restated Certificate of Incorporation that meets certain conditions specified in our Restated Certificate of Incorporation. These conditions include, among other things, the following:

     - the price received by each stockholder is at least as high as the highest price paid for our shares by the interested stockholder in becoming an interested stockholder in the two years before the business combination is announced, and also is at least as high as the higher of the fair market value of our shares when the interested stockholder became an interested stockholder or when the business combination was announced;


     - after the interested stockholder became an interested stockholder and prior to completion of the business combination, we have not failed to declare and pay any quarterly dividends, unless approved by two-thirds of the continuing directors;


     - the interested stockholder has not acquired any additional shares of our stock after becoming an interested stockholder;

     - after the interested stockholder became an interested stockholder, such person has not directly or indirectly received the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by us; and

     - a proxy or information statement describing the proposed business combination is mailed to all holders of our stock at least 30 days before the business combination is completed.


Holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as one class, must approve a proposal to amend or repeal, or adopt provisions inconsistent with the provisions of our Restated Certificate of Incorporation described above unless such proposal is approved by two-thirds of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.


     Preferred Stock May be Issued Without Stockholder Approval. Our Board of Directors can at any time, under our Restated Certificate of Incorporation and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.


     Classified Board of Directors. Members of our Board of Directors are divided into three classes and serve staggered three-year terms under our Restated Certificate of Incorporation. This means that only approximately one-third of our directors are elected at each annual meeting of stockholders and that it would take two years to replace a majority of the directors unless they are removed. Under our Restated Certificate of Incorporation, directors can be removed for cause from office during their terms only if holders of at least 50% of our outstanding voting stock, voting together as one class, approve the removal. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions inconsistent with, this provision of our Restated Certificate of Incorporation unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

     Restriction on Stockholder Actions by Written Consent. Our Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by any consent in writing. Our Restated Certificate of Incorporation and bylaws each provide that special meetings of the stockholders may only be called by the Board of Directors. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provision inconsistent with, these provisions of our Restated Certificate of Incorporation and bylaws, unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such proposal.


     Advance Notice Requirements for Director Nominations and Stockholder Proposals. Stockholders can nominate candidates for our Board of Directors. However, a stockholder must follow the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the nomination to our Corporate Secretary at least 90 days before a scheduled annual meeting of our stockholders or within 10 days after a stockholder receives notice of a special meeting. The notice must set forth such information about the stockholder making the nomination and the nominee as is specifically required in the bylaws.


     Stockholders can propose that business other than nominations to our Board of Directors be considered at an annual meeting of stockholders only if a stockholder follows the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder's interest in the proposal at least 60 and no more than 90 days before the date set for the annual meeting of our stockholders.


     Directors' Ability to Amend Bylaws. Under our bylaws, our Board of Directors can adopt, amend or repeal the bylaws, subject to limitations under Delaware law and our Restated Certificate of Incorporation. Pursuant to our Restated Certificate of Incorporation, a majority of our Board of Directors may not amend or repeal bylaw provisions relating to:

     - the calling of special meetings of the stockholders;

     - actions by stockholders without a meeting;

     - agenda matters to be presented at stockholders' meetings;

     - elections of directors; and

     - indemnification of officers and directors,

       all of which may be amended or repealed only by the vote of at least 80% of all shares entitled to vote or by the vote of at least two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation.


     Our stockholders also have the power to change or repeal our bylaws.

     Additional Authorized Shares of Capital Stock. Additional shares of authorized common stock and preferred stock available for issuance under our Restated Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control of Fidelity.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of the underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items which may be underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

     The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

     When we issue the securities offered by this prospectus, except for shares of common stock, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

     Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     The validity of the securities offered by this prospectus and certain legal matters relating thereto will be passed upon for Fidelity National Financial, Inc. by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                    EXPERTS

     The Consolidated Financial Statements of Fidelity National Financial, Inc. as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                                7,000,000 SHARES


                                      LOGO

                                  COMMON STOCK

              ----------------------------------------------------

                             PROSPECTUS SUPPLEMENT
              ----------------------------------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                           U.S. BANCORP PIPER JAFFRAY


                                JANUARY 24, 2001


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